

1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Dated September 24, 2002

United Microelectronics Corporation
(Translation of Registrant's Name into English)

No. 3 Li Hsin Road II
Science-Based Industrial Park
Hsinchu, Taiwan, R.O.C.
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ____V____ Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ________ No ____V____

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Commission on January 2, 2002, as amended (File No.333-14256).

INDEX TO THE FINANCIAL STATEMENTS

---

(1) Incorporated by reference to p. F-71 of the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.

(2) Incorporated by reference to p. F-72 of the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.

(3) Incorporated by reference to pp. F-73-F-102 of the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.

(4) Incorporated by reference to pp. F-103-F-130 of the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.

(5) Incorporated by reference to pp. F-131-F-161 of the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.

(6) Incorporated by reference to pp. F-188-F-208 of the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.

DIWAN, ERNST & YOUNG
致遠會計師事務所

9th Floor
International Trade Bldg.
Taipei World Trade Center
333 Keelung Rd., Sec. 1
Taipei 110, Taiwan, R.O.C.
台北市基隆路一段333號9樓

Phone: 886 2 2720 4000
Fax : 886 2 2757 6050

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
United Microelectronics Corporation

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries as of December 31, 2000 and 2001 and June 30, 2002, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2000 and 2001 and for the six-month periods ended June 30, 2001 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of UMC Group (USA), a wholly-owned subsidiary, and UMC Japan, a 51.51% owned subsidiary, whose statements reflect total assets of NT$10,171 million and NT$25,759 million, respectively, as of December 31, 2000, and total revenues of NT$43,491 million and NT$10,542 million, respectively, for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for UMC Group (USA) and UMC Japan, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and subsidiaries as of December 31, 2000 and 2001 and June 30, 2002 and the consolidated results of their operations and their cash flows for the years ended December 31, 2000 and 2001 and for the six-month periods ended June 30, 2001 and 2002, in conformity with accounting principles generally accepted in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States. The application of accounting principles generally accepted in the United States would have affected the consolidated stockholders' equity and financial position as of December 31, 2000 and 2001 and June 30, 2002, and the consolidated net incomes for the years ended December 31, 2000 and 2001 and for the six-month periods ended June 30, 2001 and 2002, to the extent summarized in Note 30 to the consolidated financial statements.



DIWAN, ERNST & YOUNG
CERTIFIED PUBLIC ACCOUNTANTS

Taipei, Taiwan
Republic of China
July 17, 2002

3

PRICEWATERHOUSECOOPERS

資誠會計師事務所

新竹市科學園區創新一路11號2樓
2F, 11 Innovation Road 1,
Hsinchu, Taiwan, R.O.C.
Tel : (03)578-0205
Fax : (03)577-7985

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Director and Stockholders' of
United Microelectronics Corporation and Subsidiaries

We have audited the accompanying consolidated statements of income, changes in stockholders' equity and cash flows of United Microelectronics Corporation and Subsidiaries for the year ended December 31, 1999, expressed in New Taiwan dollars, These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of certain consolidated subsidiaries and investees accounted for under the equity method. Net income before minority interest for these subsidiaries is NT$1,992 million, which represent 9% of total consolidated net income before minority interests for the year ended December 31, 1999. Total investment income for these investees is NT$1,734 million for the year ended December 31, 1999. These statements were audited by other auditors whose reports have been furnished to us. Our opinion, insofar as it relates to the aforementioned amounts, is solely based on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in the Republic of China, which are substantially similar to generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based upon our audit and the reports of other auditors, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows for the year ended December 31, 1999, expressed in New Taiwan dollars, in conformity with generally accepted accounting principles in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States. The application of accounting principles in the United States would have affected the determination of consolidated net income, expressed in New Taiwan dollars, for the year ended December 31, 1999, to the extent summarized in Note 30 to the consolidated financial statements.

PricewaterhouseCoopers

PricewaterhouseCoopers
Taipei, Taiwan
Republic of China
July 25, 2000

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands)

	Notes	As of December 31,			As of June 30, 2002	
		2000	2001			
		NT$	NT$	US$	NT$	US$
Assets						
Current assets:						
Cash and cash equivalents	4	62,470,073	76,904,068	2,298,388	84,712,911	2,531,767
Marketable securities	5	-	1,286,434	38,447	2,110,225	63,067
Notes receivable, net	6	485,577	215,692	6,446	458,266	13,696
Accounts receivable, net	7, 21	19,861,266	8,887,600	265,619	13,566,484	405,454
Inventories, net	8	10,790,577	5,717,203	170,867	7,953,611	237,705
Other current assets		3,152,742	7,775,543	232,383	7,241,769	216,431
Total current assets		96,760,235	100,786,540	3,012,150	116,043,266	3,468,120
Long-term investments	9	39,514,759	40,756,678	1,218,072	37,041,493	1,107,038
Property, plant and equipment, net	10, 21	163,415,435	169,121,168	5,054,428	164,839,207	4,926,456
Deferred charges		2,271,129	3,685,581	110,149	3,691,949	110,339
Deferred tax assets	18	3,816,370	4,371,231	130,640	5,900,548	176,346
Other assets		1,063,524	1,708,359	51,057	1,968,299	58,825
Restricted deposits	21	2,947,400	264,700	7,911	279,000	8,338
Total assets		309,788,852	320,694,257	9,584,407	329,763,762	9,855,462
Liabilities and Stockholders' Equity						
Current liabilities:						
Short-term loans	11	3,968,550	753,450	22,518	-	-
Notes and accounts payable		21,157,530	15,652,015	467,783	16,270,519	486,268
Income tax payable		803,933	219,877	6,571	292,702	8,748
Accrued expenses		4,882,225	5,460,428	163,193	6,727,912	201,073
Current portion of long-term debts	12,13	9,212,111	9,720,178	290,501	7,970,979	238,224
Current portion of capacity deposit		1,256,420	2,512,536	75,091	2,871,196	85,810
Other current liabilities		826,511	205,721	6,148	181,706	5,431
Total current liabilities		42,107,280	34,524,205	1,031,805	34,315,014	1,025,554
Long-term liabilities:						
Bonds payable	12	3,990,000	38,450,511	1,149,149	50,268,558	1,502,348
Long-term loans	13	31,543,951	16,244,823	485,500	11,681,256	349,111
Capacity deposit and other deposit		1,833,832	865,546	25,868	2,710	81
Other long-term liabilities		1,212,251	1,692,451	50,581	1,846,569	55,187
Total long-term liabilities		38,580,034	57,253,331	1,711,098	63,799,093	1,906,727
Total liabilities		80,687,314	91,777,536	2,742,903	98,114,107	2,932,281
Minority interests		9,153,591	15,594,468	466,063	15,703,803	469,331
Stockholders' equity:						
Capital stock	15	114,714,519	133,356,954	3,985,563	133,356,954	3,985,563
Capital reserve		82,161,068	82,115,682	2,454,145	81,972,073	2,449,853
Stock to be issued		-	-	-	21,391,502	639,316
Retained earnings	17	56,385,155	34,152,379	1,020,693	17,593,105	525,795
Unrealized loss on long-term investments		(2,265,279)	(470,931)	(14,074)	(320,031)	(9,565)
Cumulative translation adjustment		24,202	(160,470)	(4,796)	(26,350)	(788)
Treasury stock	16	(31,071,718)	(35,671,361)	(1,066,090)	(38,021,401)	(1,136,324)
Total stockholders' equity		219,947,947	213,322,253	6,375,441	215,945,852	6,453,850
Total liabilities and stockholders' equity		309,788,852	320,694,257	9,584,407	329,763,762	9,855,462

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands, except per share data)

	Notes	For the year ended December 31,				For the six-month period ended June 30,		
		1999	2000	2001		2001	2002	
		NT$	NT$	NT$	US$	NT$	NT$	US$
Net operating revenues		33,734,851	115,609,339	69,816,799	2,086,575	42,042,906	34,559,728	1,032,867
Costs of goods sold		(24,828,397)	(57,411,045)	(60,567,909)	(1,810,159)	(29,458,340)	(29,004,723)	(866,848)
Gross profit		8,906,454	58,198,294	9,248,890	276,416	12,584,566	5,555,005	166,019
Operating expenses:								
Sales and marketing		(406,885)	(1,153,160)	(2,275,884)	(68,018)	(625,439)	(595,397)	(17,794)
General and administrative		(1,288,452)	(3,195,464)	(4,425,568)	(132,265)	(1,724,764)	(2,065,465)	(61,729)
Research and development		(3,130,425)	(6,306,273)	(8,959,691)	(267,773)	(4,158,277)	(4,203,600)	(125,631)
		(4,825,762)	(10,654,897)	(15,661,143)	(468,056)	(6,508,480)	(6,864,462)	(205,154)
Operating income (loss)		4,080,692	47,543,397	(6,412,253)	(191,640)	6,076,086	(1,309,457)	(39,135)
Non-operating income:								
Interest revenue		1,197,309	2,018,926	2,487,485	74,342	1,445,306	874,227	26,128
Investment income, net		2,709,862	1,726,345	-	-	-	-	-
Gain on disposal of investments, net		3,737,357	588,202	2,347,219	70,150	638,829	7,959,716	237,888
Gain on disposal of property, plant and equipment		190,950	372,938	186,013	5,559	161,140	6,943	207
Gain on foreign currency exchange, net		207,399	2,922,412	648,169	19,372	318,150	-	-
Other income		15,854,854	826,581	601,414	17,974	406,927	510,950	15,270
		23,897,731	8,455,404	6,270,300	187,397	2,970,352	9,351,836	279,493
Non-operating expenses:								
Interest expenses		(1,081,841)	(2,367,401)	(2,525,937)	(75,491)	(1,420,395)	(805,180)	(24,064)
Investment loss, net		-	-	(1,828,341)	(54,643)	(1,024,789)	(1,407,164)	(42,055)
Loss on disposal of property, plant and equipment		(3,072,392)	(273,238)	(231,536)	(6,920)	(182,818)	(19,274)	(576)
Loss on foreign currency exchange, net		-	-	-	-	-	(280,787)	(8,392)
Other losses		(1,565,450)	(1,029,004)	(1,838,270)	(54,939)	(2,607,754)	(764,406)	(22,845)
		(5,719,683)	(3,669,643)	(6,424,084)	(191,993)	(5,235,756)	(3,276,811)	(97,932)
Income (loss) before income tax and minority interests		22,258,740	52,329,158	(6,566,037)	(196,236)	3,810,682	4,765,568	142,426
Income tax (expense) benefit	18	(828,964)	91,062	3,039,989	90,854	928,421	(187,622)	(5,608)
Minority interests (income) loss		(10,931,884)	(1,639,842)	368,746	11,021	(118,496)	83,809	2,505
Net income (loss)	19	10,497,892	50,780,378	(3,157,302)	(94,361)	4,620,607	4,661,755	139,323
Earnings (loss) per share - basic and diluted (in dollars)	19	1.18	4.06	(0.25)		0.36	0.37	
Shares used in per share calculation- basic		8,892,431	12,507,050	12,829,615		12,877,461	12,698,832	
Shares used in per share calculation- diluted	19	8,892,431	12,507,050	12,829,615		12,877,461	12,827,864	
Pro forma information on earnings as if unconsolidated subsidiaries' investment in the Company is not treated as treasury stock								
Net income							4,661,755	
Earnings per share - basic and diluted (in dollars)							0.37	

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Expressed in thousands)

	Capital Stock					Retained Earnings					
	Common Stock	Shares	Certificates Exchangeable for Common Shares	Shares	Capital Reserve	Legal Reserve	Unappropriated Earnings	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Treasury Stock	Total
	NT$		NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 1999	55,382,695	5,538,270	35,318	3,532	12,869,484	4,140,512	4,450,744	(443,534)	101,530	(4,584,697)	71,952,052
Appropriation of 1998 earnings											
Appropriation for legal reserve	-	-	-	-	-	439,004	(439,004)	-	-	-	-
Stock dividends	2,780,469	278,047	-	-	-	-	(2,780,469)	-	-	-	-
Directors' and supervisors' remuneration	-	-	-	-	-	-	(35,040)	-	-	-	(35,040)
Capitalization of employees' bonus	241,780	24,178	-	-	-	-	(241,780)	-	-	-	-
Capitalization of capital reserve	5,560,939	556,094	-	-	(5,560,939)	-	-	-	-	-	-
Net income for 1999	-	-	-	-	-	-	10,497,892	-	-	-	10,497,892
Gain on disposal of property, plant and equipment	-	-	-	-	40,711	-	(40,711)	-	-	-	-
Gain on disposal of property, plant and equipment from investees	-	-	-	-	454	-	(454)	-	-	-	-
Conversion of convertible bonds issued	2,584,083	258,408	(35,318)	(3,532)	7,216,438	-	-	-	-	-	9,765,203
Adjustment arising from changes in ownership percentage in investees	-	-	-	-	22,269,885	-	(280,831)	-	-	-	21,989,054
Unrealized loss on long-term investments	-	-	-	-	-	-	-	(268,988)	-	-	(268,988)
Unrealized loss on long-term investments of investees	-	-	-	-	-	-	-	393,074	-	-	393,074
Cumulative translation adjustment	-	-	-	-	-	-	-	-	433,704	-	433,704
Treasury stock due to consolidation	-	-	-	-	-	-	-	-	-	(12,107,125)	(12,107,125)
Balance at December 31, 1999	66,549,966	6,654,997	-	-	36,836,033	4,579,516	11,130,347	(319,448)	535,234	(16,691,822)	102,619,826

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Continued)
(Expressed in thousands)

	Capital Stock					Retained Earnings					
	Common Stock	Shares	Certificates Exchangeable for Common Shares	Shares	Capital Reserve	Legal Reserve	Unappropriated Earnings	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Treasury Stock	Total
	NT$		NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2000	66,549,966	6,654,997	-	-	36,836,033	4,579,516	11,130,347	(319,448)	535,234	(16,691,822)	102,619,826
New shares issued due to merger on January 3, 2000	23,836,503	2,383,650	-	-	17,152,454	-	-	-	(1,083)	-	40,987,874
Appropriation of 1999 earnings											
Appropriation for legal reserve	-	-	-	-	-	1,045,718	(1,045,718)	-	-	-	-
Stock dividends	9,049,268	904,927	-	-	-	-	(9,049,268)	-	-	-	-
Directors' and supervisors' remuneration	-	-	-	-	-	-	(95,737)	-	-	-	(95,737)
Capitalization of employees' bonus	786,893	78,689	-	-	-	-	(786,893)	-	-	-	-
Capitalization of capital reserve	9,049,269	904,927	-	-	(9,049,269)	-	-	-	-	-	-
Purchase of treasury stock	-	-	-	-	-	-	-	-	-	(1,479,064)	(1,479,064)
Net income for 2000	-	-	-	-	-	-	50,780,378	-	-	-	50,780,378
Gain on disposal of property, plant and equipment	-	-	-	-	170,473	-	(170,473)	-	-	-	-
Gain on disposal of property, plant and equipment *from investees*	-	-	-	-	2,715	-	(2,715)	-	-	-	-
Conversion of convertible bonds issued	942,620	94,262	-	-	2,486,512	-	-	-	-	-	3,429,132
Adjustment arising from changes in ownership percentage in investees	-	-	-	-	547,377	-	-	-	-	-	547,377
Unrealized loss on long-term investments	-	-	-	-	-	-	-	(1,194,849)	-	-	(1,194,849)
Unrealized loss on long-term investments of investees	-	-	-	-	-	-	-	(750,982)	-	-	(750,982)
Shares issued for American Depository Shares	4,500,000	450,000	-	-	34,014,773	-	-	-	-	-	38,514,773
Cumulative translation adjustment	-	-	-	-	-	-	-	-	(509,949)	-	(509,949)
Treasury stock due to consolidation	-	-	-	-	-	-	-	-	-	(12,900,832)	(12,900,832)
Balance at December 31, 2000	114,714,519	11,471,452	-	-	82,161,068	5,625,234	50,759,921	(2,265,279)	24,202	(31,071,718)	219,947,947

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Continued)
(Expressed in thousands)

	Capital Stock					Retained Earnings						
	Common Stock	Shares	Certificates Exchangeable for Common Shares	Shares	Capital Reserve	Special Reserve	Legal Reserve	Unappropriated Earnings	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Treasury Stock	Total
	NT$		NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2001	114,714,519	11,471,452	-	-	82,161,068	-	5,625,234	50,759,921	(2,265,279)	24,202	(31,071,718)	219,947,947
Purchase of treasury stock	-	-	-	-	-	-	-	-	-	-	(4,599,643)	(4,599,643)
Net loss for 2001	-	-	-	-	-	-	-	(3,157,302)	-	-	-	(3,157,302)
Appropriation of 2000 earnings												
Appropriation for legal reserve	-	-	-	-	-	-	5,060,991	(5,060,991)	-	-	-	-
Appropriation for special reserve	-	-	-	-	-	2,242,284	-	(2,242,284)	-	-	-	-
Stock dividends	17,151,040	1,715,104	-	-	-	-	-	(17,151,040)	-	-	-	-
Directors' and supervisors' remuneration	-	-	-	-	-	-	-	(433,039)	-	-	-	(433,039)
Capitalization of employees' bonus	1,491,395	149,139	-	-	-	-	-	(1,491,395)	-	-	-	-
Issuance cost adjustment for American Depository Shares	-	-	-	-	147,086	-	-	-	-	-	-	147,086
Unrealized loss on long-term investments	-	-	-	-	-	-	-	-	1,514,297	-	-	1,514,297
Unrealized loss on long-term investments of investees	-	-	-	-	-	-	-	-	280,051	-	-	280,051
Adjustment arising from changes in ownership percentage in investees	-	-	-	-	(192,472)	-	-	-	-	-	-	(192,472)
Cumulative translation adjustment	-	-	-	-	-	-	-	-	-	(184,672)	-	(184,672)
Balance at December 31, 2001 (in NT$)	133,356,954	13,335,695	-	-	82,115,682	2,242,284	10,686,225	21,223,870	(470,931)	(160,470)	(35,671,361)	213,322,253
Balance at December 31, 2001 (in US$)	3,985,563		-		2,454,145	67,014	319,373	634,306	(14,074)	(4,796)	(1,066,090)	6,375,441

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Continued)
(Expressed in thousands)

	Capital Stock						Retained Earnings						
	Common Stock	Shares	Certificates Exchangeable for Common Shares	Shares	Stock to be issued	Capital Reserve	Special Reserve	Legal Reserve	Unappropriated Earnings	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Treasury Stock	Total
	NT$		NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2001	114,714,519	11,471,452	-	-	-	82,161,068	-	5,625,234	50,759,921	(2,265,279)	24,202	(31,071,718)	219,947,947
Purchase of treasury stock	-	-	-	-	-	-	-	-	-	-	-	(238,178)	(238,178)
Net income for six months ended June 30, 2001	-	-	-	-	-	-	-	-	4,620,607	-	-	-	4,620,607
Appropriation of 2000 earnings													
Appropriation for legal reserve	-	-	-	-	-	-	-	5,060,991	(5,060,991)	-	-	-	-
Appropriation for special reserve	-	-	-	-	-	-	2,242,284	-	(2,242,284)	-	-	-	-
Stock dividends	-	-	-	-	17,151,040	-	-	-	(17,151,040)	-	-	-	-
Directors' and supervisors' remuneration	-	-	-	-	-	-	-	-	(433,039)	-	-	-	(433,039)
Capitalization of employees' bonus	-	-	-	-	1,491,395	-	-	-	(1,491,395)	-	-	-	-
ADR issued cost adjustment	-	-	-	-	-	133,198	-	-	-	-	-	-	133,198
Unrealized loss on long-term investments	-	-	-	-	-	-	-	-	-	(533,818)	-	-	(533,818)
Unrealized loss on long-term investments of investee	-	-	-	-	-	-	-	-	-	188,877	-	-	188,877
Adjustment arising from changes in ownership percentage in investees	-	-	-	-	-	(116,410)	-	-	-	-	-	-	(116,410)
Cumulative translation adjustment	-	-	-	-	-	-	-	-	-	-	200,734	-	200,734
Balance at June 30, 2001 (in NT$)	114,714,519	11,471,452	-	-	18,642,435	82,177,856	2,242,284	10,686,225	29,001,779	(2,610,220)	224,936	(31,309,896)	223,769,918

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Continued)
(Expressed in thousands)

	Capital Stock						Retained Earnings						
	Common Stock	Shares	Certificates Exchangeable for Common Shares	Shares	Stock to be issued	Capital Reserve	Special Reserve	Legal Reserve	Unappropriated Earnings	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Treasury Stock	Total
	NT$		NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2002	133,356,954	13,335,695	-	-	-	82,115,682	2,242,284	10,686,225	21,223,870	(470,931)	(160,470)	(35,671,361)	213,322,253
Purchase of treasury stock	-	-	-	-	-	-	-	-	-	-	-	(2,178,200)	(2,178,200)
Treasury stock held by unconsolidated subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(171,840)	(171,840)
Net income for six months ended June 30, 2002	-	-	-	-	-	-	-	-	4,661,755	-	-	-	4,661,755
Appropriation of 2000 earnings													
Appropriation for special reserve	-	-	-	-	-	-	-	-	-	-	-	-	-
Reverse of special reserve	-	-	-	-	-	-	(1,610,302)	-	1,610,302	-	-	-	-
Stock dividends	-	-	-	-	19,680,182	-	-	-	(19,680,182)	-	-	-	-
Capitalization of employees' bonus	-	-	-	-	1,711,320	-	-	-	(1,711,320)	-	-	-	-
Gain on disposal of fixed assets from capital reserve	-	-	-	-	-	(170,473)	-	-	170,473	-	-	-	-
Unrealized loss on long-term investments of investee	-	-	-	-	-	-	-	-	-	150,900	-	-	150,900
Adjustment arising from changes in ownership percentage in investees	-	-	-	-	-	26,864	-	-	-	-	-	-	26,864
Cumulative translation adjustment	-	-	-	-	-	-	-	-	-	-	134,120	-	134,120
Balance at June 30, 2002 (in NT$)	133,356,954	13,335,695	-	-	21,391,502	81,972,073	631,982	10,686,225	6,274,898	(320,031)	(26,350)	(38,021,401)	215,945,852
Balance at June 30, 2002 (in US$)	3,985,563		-		639,316	2,449,853	18,888	319,373	187,534	(9,565)	(788)	(1,136,324)	6,453,850

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands)

	For the year ended December 31,				For the six-month period ended June 30,		
	1999	2000	2001		2001	2002	
	NT$	NT$	NT$	US$	NT$	NT$	US$
Cash flows from operating activities:							
Net income (loss)	10,497,892	50,780,378	(3,157,302)	(94,361)	4,620,607	4,661,755	139,323
Adjustments to reconcile net income (loss) to net cash provided by operating activities:							
Minority interests income (loss)	10,931,884	1,639,842	(368,746)	(11,021)	118,496	(83,809)	(2,505)
Depreciation	6,386,049	24,403,320	34,390,192	1,027,800	16,815,614	17,758,258	530,731
Amortization	212,027	1,176,713	1,877,551	56,113	900,022	977,268	29,207
Provision (reversal) for bad debts expense	25,469	52,940	(108,892)	(3,254)	(36,245)	(13,274)	(397)
Unrealized loss (recovery) on decline in market value of marketable securities	(392,938)	-	-	-	2,039	27,099	810
Provision for inventory loss	258,244	610,327	1,529,823	45,721	2,391,646	128,369	3,836
Cash dividends received under equity method	-	18,900	227,025	6,785	112,627	39,600	1,184
Long-term investment (income) loss accounted for under equity method	(3,056,545)	(2,077,487)	1,554,402	46,455	651,965	134,104	4,008
Loss on decline in market value of long-term investments	500,138	414,560	535,890	16,016	420,242	1,314,298	39,280
Gain on disposal of investments	*(3,737,357)*	*(588,202)*	*(2,347,219)*	*(70,150)*	*(624,094)*	*(7,959,716)*	*(237,888)*
Loss (gain) on disposal of property, plant and equipment	3,324,312	(37,903)	73,683	2,202	24,945	12,331	369
Depreciation and decline in market value of idle assets	-	-	-	-	-	25,890	774
Exchange gain on long-term loans	(116,561)	-	-	-	439,196	(960,774)	(28,714)
Forfeited interest on converted bonds	323,634	74,313	-	-	-	-	-
Patent right return	-	-	(93,990)	(2,809)	-	-	-
Profit due to cancellation of debt	(14,692,252)	-	-	-	-	-	-
Changes in assets and liabilities:							
Notes receivable	(1,227,481)	1,394,574	261,920	7,828	193,486	(242,574)	(7,250)
Accounts receivable	(2,898,166)	(7,426,562)	11,341,957	338,971	17,506,558	(4,438,746)	(132,658)
Inventories	1,746,946	(6,428,624)	3,493,492	104,408	114,989	(2,336,774)	(69,838)
Other current assets	(822,800)	(1,180,410)	(1,784,024)	(53,318)	650,089	431,482	12,895
Deferred tax assets	204,614	(7,239)	(3,394,095)	(101,437)	(1,341,217)	(99)	(3)
Notes and accounts payable	1,199,800	(1,075,912)	(4,266,257)	(127,503)	(10,899,021)	1,247,108	37,272
Income tax payable	464,654	(18,625)	(754,950)	(22,563)	(527,546)	286,736	8,570
Accrued expenses	1,547,031	2,667,916	726,672	21,718	(388,953)	(314,799)	(9,408)
Other current liabilities	(83,041)	269,347	(693,509)	(20,727)	(811,401)	33,130	990
Compensation interest payable	243,645	(11,494)	4,415	132	-	37,921	1,133
Other long-term liabilities	138,174	342,934	471,411	14,089	269,980	250,129	7,475
Capacity deposits	-	3,083,578	236,902	7,080	36,374	(482,966)	(14,434)
Net cash provided by operating activities	10,977,372	68,077,184	39,756,351	1,188,175	30,640,398	10,531,947	314,762
Cash flows from investing activities:							
Decrease (increase) in marketable securities, net	3,891,617	1,838,352	(1,256,567)	(37,554)	380,151	(461,774)	(13,801)
(Increase) decrease in restricted deposits	(266,675)	(2,580,724)	2,660,800	79,522	2,645,500	-	-
Acquisition of long-term investments	(19,988,766)	(10,041,492)	(4,417,786)	(132,032)	(2,931,621)	(1,080,629)	(32,296)
Proceeds from disposal of long-term investments	5,231,357	1,723,271	4,878,280	145,794	1,375,318	10,253,972	306,455
Withdrawal of prepayments for long-term investments	-	1,000,000	1,772	53	-	-	-
Acquisition of property, plant and equipment	(19,047,047)	(83,482,670)	(43,050,831)	(1,286,636)	(28,127,043)	(13,813,526)	(412,837)
Proceeds from disposal of property, plant and equipment	1,229,019	1,509,680	544,099	16,261	460,623	69,885	2,089
Cash proceeds from merger	8,251,090	19,162,146	-	-	-	-	-
Cash proceeds from acquisition	-	-	-	-	-	(65,988)	(1,972)
Increase in deferred charges	(279,311)	(2,579,618)	(2,409,062)	(71,998)	(1,069,220)	(532,791)	(15,923)
Decrease (increase) in other assets	141,467	(231,642)	(207,749)	(6,209)	(194,350)	(306,475)	(9,159)
Net cash used in investing activities	(20,837,249)	(73,682,697)	(43,257,044)	(1,292,799)	(27,460,642)	(5,937,326)	(177,444)

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Expressed in thousands)

	For the year ended December 31,				For the six-month period ended June 30,		
	1999	2000	2001		2001	2002	
	NT$	NT$	NT$	US$	NT$	NT$	US$
Cash flows from financing activities:							
Increase (decrease) in short-term loans, net	5,375,494	(7,111,095)	(3,243,955)	(96,950)	(3,489,325)	(759,500)	(22,699)
Proceeds from long-term loans	2,150,000	9,423,941	5,185,910	154,988	5,400,140	-	-
Repayment of long-term loans	(2,462,936)	(6,681,765)	(20,996,521)	(627,511)	(7,306,529)	(6,250,400)	(186,802)
Proceeds from bonds issued	1,547,000	6,896,000	35,596,096	1,063,840	15,000,000	12,895,098	385,388
Proceeds from issuance of American Depository Shares	-	38,514,773	-	-	-	-	-
Redemption of bonds	(1,635)	(33,015)	-	-	-	(569,999)	(17,035)
Cash payment for fraction of one share arising from bonds conversion	(18)	(4)	-	-	-	-	-
Proceeds from minority stockholders on stock issue of subsidiaries	1,923,762	1,976,031	7,106,287	212,382	3,579,750	55,696	1,665
Decrease (increase) in treasury stock	990,070	(1,479,064)	(4,599,643)	(137,467)	(238,178)	(2,178,438)	(65,106)
(Decrease) increase in deposits-in, net	(339)	608	361	11	-	1,164	35
Directors' and supervisors' remuneration paid	(35,040)	(95,737)	(433,039)	(12,942)	(433,039)	-	-
Net cash provided by financing activities	9,486,358	41,410,673	18,615,496	556,351	12,512,819	3,193,621	95,446
Effect of exchange rate changes on cash	377,157	(137,522)	(680,808)	(20,347)	(242,830)	20,601	615
Net increase in cash and cash equivalents	3,638	35,667,638	14,433,995	431,380	15,449,745	7,808,843	233,379
Cash and cash equivalents at beginning of period	26,798,797	26,802,435	62,470,073	1,867,008	62,470,073	76,904,068	2,298,388
Cash and cash equivalents at end of period	26,802,435	62,470,073	76,904,068	2,298,388	77,919,818	84,712,911	2,531,767
Supplemental disclosures of cash flow information :							
Cash paid for interest (excluding interest capitalized)	522,861	2,155,932	2,189,369	65,432	1,388,972	1,248,670	37,318
Cash paid for income tax	159,907	436,766	1,196,418	35,757	820,632	1,337,572	39,975
Investing activities partially paid by cash :							
Acquisition of property, plant and equipment	22,252,311	86,325,850	41,541,665	1,241,532	29,918,541	12,962,763	387,411
Add: Payable at beginning of year	972,802	7,099,954	13,991,449	418,155	13,890,277	12,335,694	368,670
Add: Increase on payable from merger	-	4,048,315	-	-	-	-	-
Less: Payable at end of year	(4,178,066)	(13,991,449)	(12,482,283)	(373,051)	(15,681,775)	(11,484,931)	(343,244)
Cash paid	19,047,047	83,482,670	43,050,831	1,286,636	28,127,043	13,813,526	412,837
Investing and financing activities partially affecting cash flows :							
New shares issued due to merger	-	23,836,503	-	-	-	-	-
Elimination of book value of United Microelectronics' investment in the merged companies	-	23,227,738	-	-	-	-	-
Capital reserve increased due to merger	-	17,152,454	-	-	-	-	-
Net assets, excluding cash, increased due to merged companies	-	(45,054,549)	-	-	-	-	-
Cash increased due to merger	-	19,162,146	-	-	-	-	-
Financing activities not affecting cash flows:							
Convertible bonds (at par value) converted into common stock and certificates exchangeable for common stocks	8,804,994	7,255,492	-	-	3,889,220	-	-

The accompanying notes are an integral part of these consolidated financial statements

1. History and Organization

United Microelectronics Corporation ("United Microelectronics" or "the Company") was incorporated in May 1980 and commenced operations in April 1982. The Company' s major business activity is the dedicated manufacturing or fabrication of semiconductor products. The Company has a broad base of clients throughout the world. The Company' s products are used in a range of applications in the telecommunications, computing, networking, consumer electronics and other markets. The Company' s common shares were publicly listed on the Taiwan Stock Exchange in July 1985 and its American Depository Shares ("ADSs") were listed on the New York Stock Exchange in September of 2000.

United Microelectronics, United Integrated Circuits Corporation ("United Integrated Circuits"), United Silicon Incorporated ("United Silicon"), United Semiconductor Corporation ("United Semiconductor") and UTEK Semiconductor Corporation ("UTEK Semiconductor") were merged into one publicly traded entity, United Microelectronics, on January 3, 2000 (See Note 29 to the financial statements).

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of United Microelectronics and certain majority owned (50% or more) subsidiaries (hereinafter referred to individually or collectively as "the Company") in accordance with the requirements of ROC Statement of Financial Accounting Standard ("ROC SFAS") No.7 and the regulations of the Taiwan Securities and Futures Commission ("Taiwan SFC"). All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Pursuant to ROC SFAS NO.7 and the regulations of the SFC, if the total assets and operating revenues of a subsidiary are less than 10% of the total non-consolidated assets and operating revenues of United Microelectronics, respectively, the subsidiary' s financial statements may, at the option of United Microelectronics, not be consolidated. Irrespective of the above test, when the total combined assets or operating revenues of all such non-consolidated subsidiaries constitute up to 30% of United Microelectronics' total non-consolidated assets or operating revenues, then each individual subsidiary with total assets or operating revenues up to 3% of United Microelectronics' total non-consolidated assets or operating revenues has to be included in the consolidation.

The Company' s consolidated financial statements include the following subsidiaries:

Hsun Chieh Investment Co., Ltd. ("Hsun Chieh"), incorporated on December 31, 1999, was created for the purpose of merging the following six companies as of that date: Hung Tien Investment Corporation ("Hung Tien"), Ta Lien Investment Corporation ("Ta Lien"), Hung Lien Investment Corporation ("Hung Lien"), Tung Hsin Investment Corporation, Hsun Chieh Corporation and Holtek Investment Corporation. The Company owned 99.97% of interest in Hsun Chieh as of December 31, 2000, 2001, and June 30, 2002, respectively. Hsun Chieh was consolidated for the years ended December 31, 1999, 2000 and 2001 and for the six-month periods ended June 30, 2001 and 2002.

United Integrated Circuits was incorporated on April 1, 1996, and is in the business of manufacturing semiconductors. The Company owned a 61.6% of interest in United Integrated Circuits as of December 31, 1999 and acquired the remaining 38.4% on January 3, 2000. The Company' s investment in United Integrated Circuits has been consolidated since the year ended December 31, 1999.

Nippon Foundry Inc. ("Nippon Foundry") was incorporated in May 1984 in Japan and is in the business of manufacturing semiconductor products. During the year 2001, Nippon Foundry was renamed to UMC Japan ("UMCJ"). The Company owned 51.51%, 51.51%, and 51.47% of interest in UMCJ as of December 31, 2000, 2001, and June 30, 2002 respectively.

UMC Group (USA) ("UMC-USA") was incorporated on August 5, 1997, and is engaged in the business of sales of semiconductor products and providing related foundry services. The Company owned 100% of interest in UMC-USA as of December 31, 2000, 2001 and June 30, 2002 respectively.

UMCi Pte. Ltd. ("UMCi") was incorporated in January 2001. United Microelectronics held a 49.82% equity interest in UMCi as of both December 31, 2001 and June 30, 2002. In accordance with the Foundry Venture Agreement with other shareholders of UMCi, the Company obtained the controlling influence over UMCi' s decisions on its operations, personnel, and financial policies since incorporation Therefore, UMCi has been included in the consolidation despite an equity interest of less than 50% since the year ended December 31, 2001. Accordingly, the financial statements and certain supportive notes for the six-month period ended June 30, 2001 have been restated to conform with the inclusion of UMCi as consolidated subsidiary for the six-month period ended June 30, 2002.

United Microelectronics (Europe) B.V. ("UMC BV") was incorporated on May 23, 1989 and is engaged in the business of sales of semiconductor products. The Company acquired 100% of interest in UMC BV on May 15, 2002 and since then, UMC BV became a wholly-owned subsidiary of the Company.

AMIC Technology Inc., Fortune Venture Capital Corporation and United MicroMachining Corporation were excluded from consolidation in accordance with the aforementioned exclusion rules for the year ended December 31, 1999. Fortune Venture Capital Corporation, United MicroMachining Corporation and United Foundry Services Inc. were excluded from consolidation in accordance with the aforementioned exclusion rules for the year ended December 31, 2000. Fortune Venture Capital Corporation, United Foundry Services Inc. and UMC Capital Corporation were excluded from consolidation in accordance with the aforementioned exclusion rules for the year ended December 31, 2001. Fortune Venture Capital Corporation, United MicroMachining Corporation, United Foundry Services Inc. and UMC Capital Corporation were excluded from consolidation in accordance with the aforementioned exclusion rules for the six-month period ended June 30, 2001. Fortune Venture Capital Corporation, United Foundry Services, UMC Capital Corporation and United Microelectronics Corp. (Samoa) were excluded from consolidation in accordance with the aforementioned exclusion rules for the six-month period ended June 30, 2002.

Principle of Business Combinations

United Microelectronics' merger in 2000 was accounted for under the purchase method. (See footnote 29 to these consolidated financial statements for the merger completed during the year ended December 31, 2000.)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ significantly from those estimates.

Translation of Foreign Currency Transactions

The accounts of United Microelectronics are maintained in New Taiwan dollars, the functional currency. Transactions denominated in foreign currencies are translated into New Taiwan dollars at the exchange rates prevailing on the transaction dates. Receivables, other monetary assets, and liabilities denominated in foreign currencies are translated into New Taiwan dollars at the exchange rates prevailing at the balance sheet date. Exchange gains or losses are included in the current year's results. The financial statements of foreign subsidiaries and investees are translated into New Taiwan dollars using the spot rates as of each financial statement date for asset and liability accounts, average exchange rates for profit and loss accounts and historical exchange rates for equity accounts. The cumulative translation effects for subsidiaries and investees using functional currencies other than the New Taiwan dollars are included in the cumulative translation adjustment in stockholders' equity.

Convenience Translation into US Dollars

United Microelectronics prepares its financial statements in New Taiwan ("NT") dollars, its reporting currency. The United States ("US") dollar amounts disclosed in the financial statements as of June 30, 2002, are presented solely for the convenience of the readers and were translated at the Federal Reserve noon buying rate of NT$33.46 to US$1.00 in effect on June 30, 2002. Such translation amounts are unaudited and it should not be construed that the NT dollar amounts represent, or have been, or could be, converted into US dollars at that or any other rate.

Derivative Financial Instruments

The Company has entered into interest rate swap and cap agreements to manage its exposure to interest rate risk. These agreements are accounted for on an accrual basis with cash settlements recorded as an adjustment to interest expense.

UMCJ entered into forward foreign exchange contract in order to manage certain risks arising from adverse fluctuations in foreign currency exchange rates. Forward foreign exchange contract is carried at fair value with any changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for hedged foreign exchange contract under which unrealized gain or loss is deferred as an asset or liability and amortized over the period of hedge.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks or changes in value because of changes in interest rates.

Marketable Securities

Marketable securities are recorded at cost when acquired and are stated at the lower of aggregate cost or market value at the balance sheet date. The market value of listed equity securities or closed-end funds is determined by the average closing price during the last month of the fiscal year. The market value for open-ended funds is determined by their equity per unit at the balance sheet date. The amount by which aggregate cost exceeds market value is reported as a loss in the current year. In subsequent periods, recoveries of market value are recognized as a gain to the extent that the market value does not exceed the original aggregate cost of the investment.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on management' s judgment and on the evaluation of collectibility and aging analysis of accounts and other receivables.

Inventories

Inventories are recorded at cost when acquired and stated at the lower of aggregate cost, based on the weighted average method, or market value at the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the work in process and finished goods are determined by net realizable values. An allowance for loss on decline in market value and obsolescence is provided, when necessary.

Long-term Investments

Investments in less than 20% owned listed companies where significant influence on operational decisions of the investees does not reside with the Company, are accounted for by the lower of aggregate cost or market value method. The unrealized loss resulting from the decline in market value of investments that are held for long-term investment purposes is deducted from stockholders' equity. The Company' s investments in less than 20% owned unlisted companies are accounted for under the cost method, unless an other than temporary impairment is evident, in which case they are written down to fair value as a new cost basis.

Investment income or loss from investments in both listed and unlisted companies is accounted for under the equity method provided that the Company owns at least 20% of the outstanding voting shares of the investees and has significant influence on operational decisions of the investees. The difference of the acquisition cost and the underlying equity in the investee' s net assets is amortized over five years.

Unrealized intercompany gains and losses are eliminated under the equity method. Profit from sales of depreciable assets between the investee and the Company is amortized and recognized based on the assets' economic service lives. Profit from other types of intercompany transactions is recognized when realized. The increase in the Company' s proportionate share in the net assets of its investee resulting from its subscription to additional shares of stock, issued by such investee, at the rate not proportionate to its existing equity ownership in such investee, is credited to a capital reserve account. Any decrease in the Company' s proportionate share in the net assets of investee is debited against the existing balance of the similar capital reserve account, where the credit balance can only be offset to zero. If any excess amount exists, it will be debited against unappropriated retained earnings.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly.

Depreciation is provided on the straight-line basis using the economic service lives of the assets less any salvage value. When the economic service lives are completed, property, plant and equipment, which are still in use, are depreciated over the newly estimated remaining useful lives of the salvage value. The economic service lives of the property, plant and equipment are as follows: buildings - 3 to 55 years; machinery and equipment - 5 years; transportation equipment - 2 to 5 years; furniture and fixtures - 2 to 20 years; leasehold improvements - the lease period, or economic service lives, whichever is shorter.

Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditures and are depreciated accordingly. When property, plant and equipment are disposed of, their original cost and accumulated depreciation are written off and related gain, net of income tax, is included in the income statement and subsequently transferred to capital reserve in the current year as required by ROC Company Law. However, according to amendments in ROC Company Law, such transfer of gain to capital reserve shall no longer be required with effect on January 1, 2001. The accumulated gain transferred in prior years can be transferred back from the capital reserve and treated as a one-time increase in retained earnings subject to shareholder's approval.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: intellectual property - the contract period, or economic service lives, whichever is shorter; software - 3 years; right to use facility - 15 years; bond issuance costs - over the life of the bonds; patents - over economic service lives; and acquired technological know-how - over 5 years, the estimated useful life of the know-how.

At each balance sheet date, the Company assesses whether there is any indication of impairment other than temporary. If any such indication exists, the recoverable amount is estimated and provision for impairment losses is provided accordingly.

Convertible and Exchangeable Bonds

The excess of the stated redemption price over the par value is accrued as interest payable over the redemption period, using the effective interest method.

When convertible bondholders exercise their conversion rights, the book value of bonds is credited to common stock at an amount equal to the par value of the common stock and the excess is credited to capital reserve; no gain or loss is recognized on bond conversion.

When exchangeable bondholders exercise their rights to exchange for the reference shares, the book value of bonds is to be offset with the book value of the investment in reference shares and the related stockholder's equities accounts, with the difference recognized as gain or loss on disposal of investments.

Pension Plan

The Company has a funded defined benefit pension plan covering all regular employees. The net pension cost is computed based on an actuarial valuation in accordance with the provision of ROC SFAS No. 18, which requires consideration of pension cost components such as service cost, interest cost, expected return on plan assets and amortization of net obligation at transition. The unrecognized net asset or obligation at transition is amortized on a straight-line basis over 15 years. The pension fund is managed by an independently administered pension fund association.

Capital Reserve

The following shall accrue as capital reserve: (1) any premiums on capital stock; (2) the net appraisal surplus of each fiscal year; (3) any gain on disposal of assets (not applicable for 2001 and after); (4) the fair market value of assets received from a merged company in excess of assumed liabilities and payment for shares held by shareholders of the merged company; (5) any donated surplus; and (6) change in an equity investee's capital structure. Capital reserve shall be exclusively used to cover accumulated deficits when the legal reserve is insufficient to cover the deficits or distribution of stock dividends.

Income Tax

Provision for income tax includes deferred tax resulting from temporary differences and investment tax credits. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowance on deferred tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized.

Income taxes (10%) on unappropriated earnings generated starting from January 1, 1998 are recorded as expenses in theyear when the shareholders have resolved that the earnings shall be retained.

According to the ROC SFAS No.12, the Company recognized the tax benefit from the tax credit incurred at the year equipment acquired, or the year the expenditure arises from research and development.

Investment tax credit is accounted for using the flow through method. Therefore, income tax expense is reduced by the investment tax credit in the year in which the latter arises.

Revenue Recognition

The Company has two revenue channels. In the first channel, direct sales, the Company receives orders directly from the customers and bills and ships products to the customers. In the second channel, the Company receives orders from the agents of the customers but bills and ships products to the customer directly. The agents that initiated the sales are entitled to a commission, which is billed separately by the agent to the Company. In both revenue channels, revenue is recognized based on the invoiced amounts to the customers when shipment is made and when the payment is realized or realizable.

Research and Development

Costs incurred by the Company in research and development activities are expensed as incurred.

Minority Interests

Minority interests in the income statement includes interest in the earnings or losses of less than wholly-owned subsidiaries and the pre-acquisition earnings or losses of companies acquired during the year that the Company was not entitled to recognize.

Earnings Per Share

Earnings per share is calculated according to the ROC SFAS No.24. Basic earnings per share is computed by dividing net income by weighted average number of shares outstanding during the year. Diluted earnings per share is calculated by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income would also be adjusted for the interest derived from any underlying dilutive share equivalents. The weighted-average outstanding shares are restated for stock dividends and bonus share issues.

Certain Risks and Uncertainties

The Company is engaged in the foundry business of manufacturing semiconductor products and sells its products primarily in Taiwan, Asia, North America and Europe, generally without requiring collateral. The Company' s products are concentrated in the semiconductor industry, which is highly competitive and rapidly changing, and its inventories are subject to rapid technological obsolescence. While the Company has programs to minimize the required inventories on hand and considers technological obsolescence in estimating required allowances to reduce amounts to fair market value, such estimates could change in the future. Significant technological changes in the industry could affect operating results adversely.

Treasury Stock

The Company has adopted ROC SFAS No. 30, "Accounting for Treasury Stocks" for treasury stocks held by the Company and its subsidiaries in accordance with the notice issued by the Taiwan SFC. The Statement requires that treasury stocks be accounted for under the cost method. Cost of treasury stock is shown as a deduction to stockholder's equity, while gain or loss of selling treasury stocks is treated as an adjustment to capital reserves.

3. Accounting Changes

The Company's investments in UNIPAC Optoelectronics Corp. ("UNIPAC") and MediaTek Incorporation were accounted for by equity method in prior years. Since UNIPAC was merged into Acer Display Tehnology Inc. which was the surviving corporate entity and was renamed AU Optronics Corp., the Company lost its significant influence over the investee. The investment was then accounted for under the lower of cost or market value method. Similarly, upon the listing of MediaTek Incorporation on the Taiwan Stock Exchange, the Company lost its significant influence over MediaTek and therefore, the investment in MediaTek was accounted for under the lower of cost or market value method since then No significant change in the Company' s financial statements was caused by such changes.

Prior to January 1, 2002, treasury stocks held by the Company' s subsidiaries would only be accounted for in consolidation level. Since January 1, 2002, the Company has adopted ROC SFAS No. 30, "Accounting for Treasury Stocks" to further include the Company' s stock held by its subsidiaries as treasury stocks in the Company' s stand-alone account. This adoption has decreased the amount of long-term investment and stockholder' s equity in the Company' s consolidated balance sheet by NT$172 million, respectively, representing the treasury stock held by an unconsolidated subsidiary.

4. Cash and Cash Equivalents

	As of December 31,		As of June
	2000	2001	30, 2002
	NT$' 000	NT$' 000	NT$' 000
Cash:			
Cash on hand	3,287	4,050	4,408
Checking and savings accounts	3,487,621	19,837,524	3,228,822
Certificates of deposit	49,999,821	47,070,856	66,479,002
Subtotal	53,490,729	66,912,430	69,712,232
Cash equivalents:			
Commercial paper	8,979,344	9,991,638	15,000,679
Total	62,470,073	76,904,068	84,712,911

5. Marketable Securities

	As of December 31,		As of June
	2000	2001	30, 2002
	NT$' 000	NT$' 000	NT$' 000
Mutual funds	-	1,003,900	8,770
Listed equity securities	-	242,634	35,424
Convertible bonds	-	39,900	2,066,031
Net	-	1,286,434	2,110,225

6. Notes Receivable, net

	As of December 31,		As of June
	2000	2001	30, 2002
	NT$' 000	NT$' 000	NT$' 000
Notes receivable	485,577	215,692	458,266
Less: Allowance for doubtful accounts	-	-	-
Net	485,577	215,692	458,266

7. Accounts Receivable, net

	As of December 31,		As of June
	2000	2001	30, 2002
	NT$' 000	NT$' 000	NT$' 000
Accounts receivable	21,350,807	9,484,042	14,011,507
Less: Allowance for sales returns and discounts	(1,208,033)	(448,037)	(301,608)
Less: Allowance for doubtful accounts	(281,508)	(148,405)	(143,415)
Net	19,861,266	8,887,600	13,566,484

8. Inventories, net

	As of December 31,		As of June
	2000	2001	30, 2002
	NT$' 000	NT$' 000	NT$' 000
Raw materials	390,616	219,166	224,815
Supplies and spare parts	1,438,100	1,206,801	1,443,029
Work in process	6,721,770	3,863,899	5,795,491
Finished goods	2,876,297	1,284,206	914,400
Subtotal	11,426,783	6,574,072	8,377,735
Less: Allowance for loss on decline in market value and obsolescence	(636,206)	(856,869)	(424,124)
Net	10,790,577	5,717,203	7,953,611

9. Long-term Investments

	As of December 31,				As of June 30, 2002	
	2000		2001			
Invested Company	Percentage of Ownership or Voting Right	Amount	Percentage of Ownership or Voting Right	Amount	Percentage of Ownership or Voting Right	Amount
Investments accounted for under the equity method:		NT$'000		NT$'000		NT$'000
UMC Capital Corporation	-	-	100.00	338,228	100.00	333,167
United Foundry Service, Inc.	100.00	67,432	100.00	78,226	100.00	78,237
United Microelectronics Corp. (Samoa)	-	-	-	-	100.00	9,254
Fortune Venture Capital Corporation	99.99	3,766,868	99.99	3,413,388	99.99	3,340,705
United MicroMachining Corp.	60.91	26,399	-	-	-	-
Pacific Venture Capital Co., Ltd.	49.99	353,158	49.99	351,420	49.99	318,209
DuPont Photomasks Taiwan Ltd.	47.16	942,897	46.32	1,093,113	45.65	1,118,494
UniMicron Technology Corp. (Note A)	43.93	1,364,153	-	-	-	-
Trecenti Technologies, Inc.	40.00	3,427,304	40.00	1,789,838	-	-
Broadmedia, Inc.	39.38	-	39.28	-	32.60	-
Unimicron Technology Corp. (formerly known as World Wiser Electronics Incorporated) (Note A)	38.97	2,596,312	36.87	4,283,241	36.75	4,425,987
Unipac Optoelectronics Corp.	38.71	7,774,055	-	-	-	-
UC Fund II	-	-	35.45	161,225	35.45	174,264
Cheng Hsun Electronics Inc.	31.50	31,500	31.50	30,322	32.50	59,232
Integrated Technology Express Inc.	28.78	336,495	28.78	330,522	28.38	342,012
Holtek Semiconductor Inc.	35.39	657,281	28.76	555,441	28.09	563,809
Radio Tek Corporation	-	-	26.90	13,450	26.90	13,450
Faraday Technology Corp.	27.96	1,633,509	26.68	1,686,448	26.42	1,715,676
Applied Component Technology Corporation	27.96	120,328	31.00	154,821	26.21	136,456
Harvatek Corporation	33.37	204,541	26.14	179,295	22.68	198,842
Novatek Microelectronics Corp.	29.80	861,690	26.82	1,019,532	26.45	1,142,956
Plato Electronic (Cayman) Limited	30.00	424,539	24.50	657,858	24.50	708,056
Integrated Telecom Express, Inc. (Note B)	21.24	1,039,205	18.99	818,348	18.97	698,632
MediaTek Incorporation	18.98	1,246,785	-	-	-	-
Advance Materials Corporation (Note B)	15.78	207,521	15.78	183,209	15.78	169,836
AMIC Technology (Taiwan), Inc. (Note B)	14.06	126,066	13.62	37,120	13.62	49,557
High Bandwidth Access, Inc.	31.00	31,000	11.92	19,191	23.90	137,970
Enovation Group, Inc.	14.34	73,807	-	-	-	-
SerComm Corporation (Note B)	-	-	7.81	58,619	7.81	59,491
Patentop, Ltd. (Note B)	-	-	18.00	20,963	18.00	16,543
Vistapoint, Inc.	-	-	-	-	35.65	34,224
		27,312,845		17,273,818		15,845,059

Note A: Hsun Chieh's investment in UniMicron Technology Corp. was previously accounted for under the equity method. As of October 31, 2001, UniMicron Technology Corp. was merged into World Wiser Electronics Incorporated which is the surviving corporate entity and renamed as Unimicron Technology Corp.

Note B: For 2002, significant influences were exercised by the Company over the investees, equity method thus applied.

	As of December 31,					
	2000		2001		As of June 30, 2002	
Invested Company	Percentage of Ownership or Voting Right	Amount	Percentage of Ownership or Voting Right	Amount	Percentage of Ownership or Voting Right	Amount
Investments accounted for under the cost method or the lower of cost or market method:		NT$'000		NT$'000		NT$'000
Elite Flash Storage Technology Inc.	19.50	19,500	19.50	19,500	19.50	19,500
Giga Solution Technology Co., Ltd.	19.44	105,000	19.44	105,000	19.44	105,000
PixTech, Inc.	18.10	561,080	17.63	561,080	17.63	-
Patentop, Ltd.	18.00	22,356	-	-	-	-
AEM Technology, Inc.	17.60	28,715	-	28,715	-	-
Kits On Line Technology Corp.	16.41	38,656	16.41	38,656	16.41	38,656
Vialta. Inc.	16.17	1,241,718	6.20	1,248,457	-	1,248,457
Union Technology Corp.	15.00	18,000	15.00	18,000	9.00	18,000
Integrated Photonics, Inc.	11.46	6,244	11.46	6,244	11.46	-
United Technology Co., Ltd.	11.25	146,250	8.52	146,250	8.52	146,250
Linden Technologies, Inc.	11.17	92,385	-	92,385	-	92,385
Sino-Aerospace Investment Corp.	11.11	86,588	11.11	25,748	11.11	-
National Venture Capital Corp.	11.09	60,000	11.09	60,000	-	-
Subtron Technology Co., Ltd.	11.02	339,000	11.02	339,000	11.02	339,000
Pacific Technology Partners, L.P.	11.00	51,353	9.85	104,755	9.85	146,301
Golden Technology Venture Capital Investment Corp.	10.67	80,000	10.67	80,000	10.67	80,000
CnYes. Com.	9.81	62,640	-	-	-	-
NetEmpower Software Technologies, Inc.	9.42	92,388	-	92,388	-	-
TECO Information Systems Co., Ltd.	9.26	607,924	9.26	167,602	9.26	-
Alpha & Omega Semiconductor Inc.	9.09	46,883	-	46,883	-	46,883
Ascend Semiconductor Corp.	9.00	36,000	9.00	36,000	9.00	36,000
Industrial Bank of Taiwan	8.81	1,240,000	5.00	1,150,000	5.00	1,150,000
NCTU Spring I Technology Venture Capital Investment Corp.	8.57	30,000	10.06	43,482	10.06	43,482
ProSys Technology integration, Inc.	6.70	18,000	6.70	18,000	6.70	18,000
Formerica International Holding Inc.	6.51	30,898	-	30,898	-	30,898
Averlogic Corp.	-	-	-	-	0.23	1,600

	As of December 31,					
	2000		2001		As of June 30, 2002	
Invested Company	Percentage of Ownership or Voting Right	Amount	Percentage of Ownership or Voting Right	Amount	Percentage of Ownership or Voting Right	Amount
		NT$' 000		NT$' 000		NT$' 000
Advanced Microelectronics Product Inc.	6.36	126,000	5.50	126,000	5.50	126,000
NCTU Spring Venture Capital Co., Ltd.	6.28	20,000	6.28	20,000	6.28	20,000
Cosmos Technology Venture Capital Investment Corp.	5.03	40,000	5.03	40,000	5.03	40,000
Chiao Tung Bank	4.98	4,991,630	4.98	4,991,630	4.64	4,991,630
Taiwan Asia Pacific Venture Fund	4.17	29,295	4.15	29,295	4.15	29,295
VenGlobal Capital Fund III, L.P.	4.00	16,190	-	33,195	-	33,195
TECO Electric & Machinery Co., Ltd.	3.96	1,535,895	3.94	1,535,895	3.99	1,535,298
Tonbu, Inc.	3.43	428,767	2.93	428,767	-	-
Chip Express Corp.	-	-	-	-	-	67,000
Sampo Semiconductor Corp.	3.38	84,420	-	-	-	-
Broadcom Corporation	3.38	70,941	-	7,092	-	7,092
Hantek Technology Co ., Ltd.	3.34	45,030	3.14	42,330	3.14	42,330
Aurora Systems, Inc.	2.99	72,226	-	72,226	-	72,226
SAMPO Corporation	2.96	443,598	2.95	443,598	3.41	442,590
Sheng-Hua Venture Capital Corp.	2.50	50,000	2.50	50,000	2.50	50,000
Aptos Corp. (Note C)	-	-	26.07	104,861	26.07	104,861
Pacific United Technology, L.P. (Note C)	-	-	25.00	34,600	25.00	34,600
Everglory Resource Technology Co., Ltd.	-	-	19.03	74,000	19.03	74,000
AU Optronics Corp. (Note D and E)	-	-	18.86	8,317,535	13.12	6,758,766
Incomm Technology Co., Ltd.	-	-	16.00	44,480	16.00	44,480
MediaTek Incorporation (Note D)	-	-	15.17	1,339,839	13.93	1,230,022
Enovation Group, Inc.	-	-	14.34	73,807	14.34	73,807
RF Intergration Corporation	-	-	4.51	98,610	13.06	98,610
Coretronic Corp.	-	-	5.49	276,192	4.96	276,192
Fortune Semiconductor Corp.	-	-	5.13	40,000	5.13	40,000
Cerdelinx Technologies, Inc.	-	-	-	65,740	-	65,740
Triscend Corp.	2.19	16,913	-	17,409	-	17,409
PixArt Imaging Inc.	2.00	10,000	2.00	10,000	2.00	6,000
Dyna Image Corp.	1.67	28,663	-	-	-	-
Morgan Stanley Repackage Bond	-	-	-	-	-	558,000
National Securities Corporation	1.26	239,316	-	-	-	-

	As of December 31,					
	2000		2001		As of June 30, 2002	
Invested Company	Percentage of Ownership or Voting Right	Amount	Percentage of Ownership or Voting Right	Amount	Percentage of Ownership or Voting Right	Amount
		NT$'000		NT$'000		NT$'000
Stark Technology Inc.	1.16	10,552	0.19	1,824	-	-
Primarion, Inc.	1.26	31,800	-	31,800	-	31,800
Ingenus Corp.	0.66	29,812	0.65	29,812	0.68	29,812
King Yuan Electronics Co., Ltd.	0.38	70,000	0.37	70,000	0.36	70,000
NetLogic Microsystems Inc.	0.34	3,195	-	3,195	-	3,195
Lite Lineonit Corp.	0.33	58,400	-	-	-	-
Premier Camera Taiwan Ltd.	0.27	27,964	0.70	27,964	0.69	27,964
Lexar Media, Inc.	0.17	2,488	-	-		-
Unimicron Technology Corp. (convertible bonds)	-	635,572	-	-	-	-
IBT Venture Corp.	-	-	3.81	90,000	3.81	90,000
Prokia Technology Co., Ltd.	-	-	3.13	48,000	3.13	48,000
Largan Optoelectronics, Co., Ltd.	-	-	1.96	102,380	1.53	79,989
Amkor Technology, Inc.	-	-	0.09	99,541	0.13	101,696
LightCross, Inc.	-	-	-	206,880	-	201,000
ForteMedia, Inc.	-	-	-	65,000	-	65,000
Epogy Communication, Inc.	-	-	-	49,704	-	49,704
SandCraft, Inc.	-	-	-	43,063	-	43,063
ChinaYES Infomedia (Cayman), Inc.	-	-	-	63,146	-	63,146
Subtotal		14,180,245		23,708,453		21,303,924
Prepaid long-term investments		256,960		-		201,000
Golf Club Membership Card		60,000		60,000		60,000
		41,810,050		41,042,271		37,409,983
Cumulative translation adjustment		(26,324)		183,710		123,478
Allowance for loss on decline in market value		(2,268,967)		(469,303)		(320,128)
Treasury Stocks held by unconsolidated subsidiaries		-		-		(171,840)
Total		39,514,759		40,756,678		37,041,493

Note C: As the Company was not able to exercise significant influence over the investees, the investments were accounted for under the cost method.

Note D: Starting from the third quarter of 2001, the Company was unable to exercise significant influence over AU Optronics Corp. and MediaTek Incorporation's operations, personnel and financial policies. Accordingly, the Company changed its method of accounting for its investments in AU Optronics Corp. and MediaTek Incorporation from the equity method to lower of aggregate cost or market value method.

Note E: Among the shares held by the Company in AU Optronics Corp., approximately 139,770K shares with the book value of NT$2,075 million was utilized as reference shares for the Company's zero couple exchangeable bonds issued in May 2002.

10. Property, Plant and Equipment

	As of December 31, 2000		
	Cost	Accumulated Depreciation	Book Value
	NT$' 000	NT$' 000	NT$' 000
Land	1,805,241	-	1,805,241
Buildings	13,010,416	(2,688,910)	10,321,506
Machinery and equipment	189,033,815	(59,200,688)	129,833,127
Furniture and fixtures	1,435,473	(699,341)	736,132
Leasehold improvements	91,318	(32,172)	59,146
Construction in progress and prepaid equipment	20,660,283	-	20,660,283
	226,036,546	(62,621,111)	163,415,435

	As of December 31, 2001		
	Cost	Accumulated Depreciation	Book Value
	NT$' 000	NT$' 000	NT$' 000
Land	1,854,306	-	1,854,306
Buildings	15,458,094	(3,399,963)	12,058,131
Machinery and equipment	214,158,546	(90,988,564)	123,169,982
Furniture and fixtures	1,785,562	(893,914)	891,648
Leasehold improvements	93,535	(44,800)	48,735
Construction in progress and prepaid equipment	31,098,366	-	31,098,366
	264,448,409	(95,327,241)	169,121,168

	As of June 30, 2002		
	Cost	Accumulated Depreciation	Book Value
	NT$' 000	NT$' 000	NT$' 000
Land	1,798,881	-	1,798,881
Buildings	16,329,117	(3,617,647)	12,711,470
Machinery and equipment	233,740,712	(108,594,145)	125,146,567
Furniture and fixtures	2,228,692	(1,009,184)	1,219,508
Leasehold improvements	85,764	(43,067)	42,697
Construction in progress and prepaid equipment	23,920,084	-	23,920,084
	278,103,250	(113,264,043)	164,839,207

Depreciation expense of NT$6,386 million, NT$24,403 million, NT$34,390 million, NT$16,816 million and NT$17,758 million was incurred for each of the three years ended December 31, 1999, 2000, 2001, and for the six-month periods ended June 30, 2001 and 2002, respectively.

Total capitalized interest amounted to NT$221 million, NT$813 million, NT$204 million, NT$22 million and NT$275 million for each of the three years ended December 31, 1999, 2000, 2001, and for the six-month periods ended June 30, 2001 and 2002, respectively.

11. Short-term Loans

	As of December 31,		As of June 30,
	2000	2001	2002
	NT$' 000	NT$' 000	NT$' 000
Unsecured bank loans	3,933,865	403,050	-
Secured bank loans	34,685	350,400	-
Total	3,968,550	753,450	-
Interest rates	0.68% - 9.50%	0.59% - 9.50%	-

12. Bonds Payable

	As of December 31,		As of June 30,
	2000	2001	2002
	NT$' 000	NT$' 000	NT$' 000
Secured domestic bonds payable	3,990,000	3,990,000	3,420,001
Unsecured domestic bonds payable	-	25,000,000	25,000,000
Euro convertible bonds payable	-	10,596,096	15,050,220
Exchangeable bonds payable	-	-	7,896,000
Compensation interest payable	-	4,415	42,336
Subtotal	3,990,000	39,590,511	51,408,557
Less: Current portion	-	(1,140,000)	(1,139,999)
Net	3,990,000	38,450,511	50,268,558

a. On April 27, 2000, the Company issued five-year secured bond amounting to NT$3,990 million with stated interest rate of 5.6%. The bonds are repayable in installments every six months from April 27, 2002 to April 27, 2005.

b. During the period from April 16 to April 27, 2001, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, with face value of NT$7,500 million, and stated interest rates of 5.1850% through 5.1195% and 5.2850% through 5.2170%, respectively. The five-year bonds and seven-year bonds are repayable starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%.

c. During the period from October 2 to October 15, 2001, the Company issued three-year and five-year unsecured bonds totaling NT$10,000 million, each with face value of NT$5,000 million, and with stated interest rates of 3.3912% through 3.420% and 3.4896% through 3.520%, respectively. The three-year bonds and five-year bonds are repayable in October 2004 and October 2006, respectively, upon the maturity of the bonds.

d. On December 12, 2001, the Company issued a LSE listed zero coupon convertible bonds amounting to US$302.4 million. The terms and conditions of the bonds are as follows :

(a) Final Redemption

Unless previously redeemed, repurchased, cancelled or converted, the bonds will be redeemed at 101.675% of their principal amount on March 1, 2004.

(b) Redemption at the Option of the Company

The Company may redeem all, but not some only, of the bonds, subject to giving no less than 30 nor more than 60 days' advance notice, at the early redemption amount, provided that:

i. On or at any time after June 13, 2003, the closing price of the ADSs on the New York Stock Exchange or other applicable securities exchange on which the ADSs are listed on any ADS trading day for 20 out of 30 consecutive ADS trading days ending at any time within the period of five ADS trading days prior to the date of the redemption notice shall have been at least 130% of the conversion price or last adjusted conversion price, as the case may be, on each such day, or

ii. At any time prior to maturity at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted.

(c) Conversion Period

i. In respect of the shares, on or after January 29, 2002 up to and including February 20, 2004 or

ii. In respect of the ADSs, on or after the later of January 22, 2002 and the date on which the shelf registration statement covering resales of certain ADSs issuable upon conversion of the bonds has been declared effective by the US SEC, up to and including February 20, 2004.

(d) Conversion Price

The initial conversion price

i. In respect of the Shares, will be NT$80.76 per Share, and

ii. In respect of the ADSs, will be US$11.718 per ADS.

The applicable conversion price will be subject to adjustment for, among other things, subdivision or consolidation of Shares, including Shares represented by ADSs, bonus issues, right issues, distributions of cash and stock dividends and other dilutive events. As such, the conversion price in respect of the Shares and the ADSs will be adjusted to NT$69.60 per Share and US$10.098 per ADS respectively from August 11, 2002, the effective date of the distribution of stock dividends approved by the shareholders on June 3, 2002.

e. On May 10, 2002, the Company issued a LSE listed zero coupon exchangeable bonds ("the Bonds") exchangeable for common shares of AU Optronics, Corp. ("AU") with an aggregate principal amount of US$235 million The terms and conditions of the Bonds are as follows:

(a) Final Redemption

Unless previously redeemed, exchanged or purchased and cancelled, the Bonds will be redeemed at their principal amounts in US dollars on May 10, 2007.

(b) Redemption at the Option of the Company

The Company may redeem the Bonds, in whole or in part, in principal amount thereof, on or after August 10, 2002 and prior to May 10, 2007 at their principal amount, if the market price of the AU common shares, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive Trading Days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the Exchange Price then in effect translated into US dollars at the rate of NT$34.645=US$1.00.

The Company may also redeem the Bonds, in whole, but not in part, at their principal amount if at least 90% in principal amount of the Bonds has already been exchanged, redeemed or purchased and cancelled.

(c) Redemption at the option of Bondholders

The Company will, at the option of the holders, redeem such Bonds on February 10, 2005 at its principal amount.

(d) Tax Redemption

The Company may redeem all, but not part, of the Bond, at any time at their principal amount in US dollars, in the event of certain changes in the ROC' s tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or permium if any, at a rate exceeding 20%.

(e) Exchange

Subject to prior permitted redemption and as otherwise provided in the offering, the Bonds are exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AU shares at an exchange price of NT$58.25 per share, determined on the basis of a fixed exchange rate of NT$34.645=US$1.00; provided however, that if the exercise date falls within five business days from the beginning of, and during, any closed period, the right of the exchanging holder of the Bonds to vote with respect to the shares it receives will be subject to certain restriction.

In the event that a depositary receipt facility is established by AU and the necessary approvals for deposit of the reference shares into such facility have been obtained, Bondholders may begin to request an exchange of Bonds into AU American Depositary Shares.

The Exchange Price will be subject to adjustment upon the occurrence of certain events including free distribution of AU common shares by AU; subdivision, consolidation or reclassification of AU common shares, distribution of stock dividends by AU, right issues and other dilutive events.

f On March 25, 2002, UMCJ issued a LSE listed zero coupon convertible bonds with an aggregate principal amount of ¥17,000 million and the issue price was set at 101.75% of the principal amount. The terms and conditions of the bonds are as follows:

(a) Final Redemption

Unless previously converted, purchased and cancelled or redeemed, the bonds will be redeemed on March 26, 2007 at 100% of their principal amount.

(b) Early redemptions

i. On or at any time after March 25, 2005, UMCJ may redeem all but not some of the bonds if the last selling price of the shares reported on the OTC Market in Japan is at least 120% of the conversion price then in effect for at least 20 out of 30 consecutive trading days ending on the trading day immediately prior to the date of the notice of redemption; or the principal amount that have been redeemed, repurchased and cancelled or converted is equal to or less than 10% of original aggregate principal amount.

ii. In case of a Corporate Split or Share Exchange/ Share Transfer, UMCJ may redeem all but not some of the bonds on or prior to the effective date of the transaction, subject to giving no less than 30 nor more than 60 days' notice at the redemption amount, provided that UMCJ is not able to ensure holders of the bonds to be able to convert them into shares of stock and other securities and property which they would have received had the bonds been converted into shares immediately prior to the transaction or if such supplemental indenture is objected by holders of bonds of at least a majority in principal amount.

iii. If a change in who controls UMCJ occurs, holders of the bonds will be able to require UMCJ to redeem their bonds on the date that is 85 days after the change of control occurs.

(c) Conversion period

At any time on or after May 3, 2002 to and including March 19, 2007.

(d) Conversion price

The initial conversion price was set at ¥1,600,000 per share and may be adjusted for subdivision or consolidation of shares, rights issues, distribution of cash and stock dividends and other dilutive events.

13. Long-term Loans

	As of December 31,		As of June 30,
	2000	2001	2002
	NT$' 000	NT$' 000	NT$' 000
Unsecured long-term loans	290,600	3,022,875	-
Secured long-term loans	40,465,462	21,802,126	18,512,236
Less: Current portion	(9,212,111)	(8,580,178)	(6,830,980)
Net	31,543,951	16,244,823	11,681,256
Interest rates	1.60% - 8.03%	1.55% - 5.34%	1.55% - 4.00%

a. The above long-term loans will be repaid by installments with the last payment on May 14, 2009.

b. The Company' s long-term loans denominated in foreign currency amounted to US$390 million, ¥5,500 million and US$176 million, ¥18,423 million as of December 31, 2000 and 2001, respectively. As of June 30, 2002, the long-term loans denominated in foreign currency amounted to US$134 million and ¥7,500 million.

c. Assets pledged as collateral to secure these loans are detailed in Note 21, Assets Pledged as Collateral.

d. As of June 30, 2002, long-term loans payments that will become due during the next five years are (NT$' 000):

July 1, 2002	-	June 30, 2003	6,830,980
July 1, 2003	-	June 30, 2004	4,373,488
July 1, 2004	-	June 30, 2005	3,717,069
July 1, 2005	-	June 30, 2006	1,713,809
July 1, 2006	-	June 30, 2007	1,384,757
July 1, 2007	&	thereafter	492,133
Total			18,512,236

14. Pension Plan and Net Pension Cost

All of the regular employees of the Company and subsidiaries employed in Taiwan and Japan are covered by the pension plan. Under the plan, the Company contributes, monthly, an amount equal to a fixed percentage of the employees' monthly salaries and wages, as prescribed by local Labor Standards Law, to the pension fund deposited with the government authorized institutions. Pension benefits are generally based on service years.

The following tables set forth the actuarial assumptions, funded status and amounts recognized for the Company's ROC and Japan defined benefit pension plans:

	For the year ended December 31,			For the six-month period ended June 30,	
For pension plan in ROC	1999	2000	2001	2001	2002
Discount rate	6.00%	6.00%	4.50%	5.50%	4.00%
Rate of compensation increase	8.00%	6.00%	6.50%	6.00%	6.00%
Expected return on plan assets	6.00%	6.00%	4.50%	5.50%	4.00%
For pension plan in Japan					
Discount rate	3.00%	3.00%	2.00%	3.00%	2.00%
Rate of compensation increase	2.32%	3.71%	3.71%	3.71%	3.71%
Expected return on plan assets	4.62%	4.62%	1.00%	4.62%	1.00%

	As of December 31,		As of June 30,
	2000	2001	2002
	NT$' 000	NT$' 000	NT$' 000
Change in benefit obligation during the period:			
Projected benefit obligation at January 1,	(1,440,359)	(2,549,107)	(2,637,063)
Projected benefit obligation increase due to merger and acquisition	(583,450)	-	-
Service cost	(413,264)	(375,812)	(212,542)
Interest cost	(115,600)	(142,885)	(54,951)
Benefits paid	4,751	7,881	3,682
Loss on projected benefit obligation	(1,185)	422,860	(510,576)
Projected benefit obligation at period end	(2,549,107)	(2,637,063)	(3,411,450)

	As of December 31,		As of June 30,
	2000	2001	2002
	NT$' 000	NT$' 000	NT$' 000
Change in pension assets during the period:			
Fair value of plan assets at January 1,	449,863	693,559	824,092
Plan assets increased due to merger and acquisition	143,186	-	-
Actual return on plan assets	(3,402)	22,096	24,520
Employer contributions	119,919	130,615	68,683
Benefits paid	(4,751)	(7,881)	(3,682)
Others	(11,256)	(14,297)	10,633
Fair value of plan assets at period end	693,559	824,092	924,246

	As of December 31,		As of June 30,
	2000	2001	2002
Funded status at period end:	NT$' 000	NT$' 000	NT$' 000
Fair value of plan assets	693,559	824,092	924,246
Projected benefit obligation	(2,549,107)	(2,637,063)	(3,411,450)
Funded status	(1,855,548)	(1,812,971)	(2,487,204)
Unrecognized transition obligation	371,275	326,000	310,320
Unrecognized net actuarial loss	460,289	63,354	546,829
Other	(11,395)	(2,699)	69,525
Accrued pension payable	-	(89,760)	-
Intangible assets	(48,516)	(74,946)	(73,361)
Accrued pension liabilities	(1,083,895)	(1,591,022)	(1,633,891)

	For the year ended December 31,			For the six-month period ended June 30,	
	1999	2000	2001	2001	2002
Components of net periodic cost for the period:	NT$' 000	NT$' 000	NT$' 000	NT$' 000	NT$' 000
Service cost	118,738	413,264	375,812	229,493	212,542
Interest cost	46,497	115,600	142,885	71,541	54,951
Expected return on plan assets	(15,560)	(34,870)	(38,335)	(19,261)	(15,085)
Recognition of transition asset	28,335	39,367	38,523	19,382	19,538
Recognition of actuarial loss (gain)	(10,766)	13,636	11,433	5,717	2,940
Net periodic cost	167,244	546,997	530,318	306,872	274,886

15. Capital Stock

a. As of January 3, 2000, the official merger date, the Company completed its merger with United Semiconductor, United Integrated Circuits, United Silicon, and UTEK Semiconductor through the issuance of 2,383,650,273 shares at par of NT$10. According to the merger agreement, the Company is the surviving company.

b. Based on the resolution of the shareholders' meeting on April 7, 2000, the Company issued 1,888,543,007 new shares from the capitalization of retained earnings of NT$9,049 million, employees' bonus of NT$787 million and capital reserve of NT$9,049 million. The Company's authorized capital was also increased to 15,000,000,000 shares.

c. Based on the resolution of the shareholders' meeting on April 7, 2000, the Company issued 90,000,000 units of American Depositary Shares ("ADSs"), representing 450,000,000 common shares, on the New York Stock Exchange on September 19, 2000. Owners of ADSs are able to withdraw the underlying shares from the Company's ADSs facility after three months of the issuing date. As of December 31, 2001, the outstanding ADSs were 103,500,000 units.

d. Based on the resolution of the shareholders' meeting on May 30, 2001, the Company issued 1,864,243,516 new shares from the capitalization of retained earnings of NT$17,151 million and employees' bonus of NT$1,491 million.

e. Based on the resolution of the shareholders' meeting on June 3, 2002, the shareholders approved the Company to issue 2,139,150,230 new shares from the capitalization of retained earnings of NT$19,680 million and employees' bonus of NT$1,711 million.

f. As of June 30, 2002, 15,000,000,000 common shares were authorized to be issued and 13,335,695,416 common shares were issued with 13,120,121,416 common shares outstanding, each at par of NT$10.

g. Capital information of UMCJ for 2000, 2001 and the six-month period ended June 30, 2002 were as follows:

(a) UMCJ had issued consecutive convertible bonds, which were fully converted into common stocks during the year 2000. Total common shares converted amounted to 17,303 shares, and capital was increased by ¥6,499 million.

(b) On February 18, 2000, UMCJ had a two-for-one stock split, which increases common shares by 113,171 shares. On November 22, 2000, UMCJ issued 10,627 shares at premium of ¥941,000 per share, which resulted in the increase of ¥5,000 million on both capital and capital reserve.

(c) UMCJ would have a four-for-one stock split, which would increase common shares by 763,315 shares on July 22, 2002.

(d) As of June 30, 2002, UMCJ had paid-in capital amounted to ¥27,025 million, representing 254,487 shares.

16. Treasury Stock

The Company brought back its own shares from open market during the years ended December 31, 2000, 2001 and the six-month period ended June 30, 2002. Details of the treasury stock transactions are as follows：

(In thousand shares)	Shares brought during the year ended December 31,		As of December 31,
Purpose	2000	2001	2001
For transfer to employees	32,435	4,990	37,425
For conversion of the convertible bonds into shares	-	129,035	129,035
Total Shares	32,435	134,025	166,460

(In thousand shares)	Shares brought during the six-month period ended	
Purpose	June 30, 2002	As of June 30, 2002
For transfer to employees	49,114	86,539
For conversion of the convertible bonds into shares	-	129,035
Total Shares	49,114	215,574

According to Stock Exchange Regulations of Taiwan, total shares of treasury stocks shall not exceed 10% of the Company's stocks issued. Total purchase amount shall not exceed sum of retained earnings and capital reserve-premiums and realized capital reserves. The Company's treasury stock possession complied, at any time during the six-month period ended June 30, 2002, with the regulation stated above. As of June 30, 2002, the Company held 215,574,000 shares of treasury stocks, which amounted to NT$8,257 million.

Treasury stock shall not be pledged, nor does it possess voting rights or receive dividends, in compliance with Stock Exchange Regulations of Taiwan.

The Company and its subsidiaries owned treasury stocks of 651,816 thousand shares in total cost of NT$38,021 million as of June 30, 2002.

17. Retained Earnings

In accordance with the Company's Articles of Incorporation amended pursuant to shareholders' approval on June 3, 2002, current year's earnings before tax, if any, shall be distributed in the following order：

a. Payment of all taxes and dues;

b. Offset prior years' operating losses;

c. Set aside 10% of the remaining amount after deducting items a and b as legal reserve;

d. Set aside 0.1% of the remaining amount after deducting items a, b, and c as directors' and supervisors' remuneration; and

e. After deducting items a, b and c above from the current year's earnings, any portion of the remaining amount together with the prior years' unappropriated earnings is to be allocated as follows: no less than 5% as employees' bonus and the remaining as shareholder's dividends.

The Company's Articles of Incorporation further provides that at least 50% of the dividends to the Company's shareholders, if any, must be paid in the form of stock dividends. Accordingly, no more than 50% of the dividends can be paid in the form of cash.

18. Income Tax

Reconciliation between the income tax expense (benefit) and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For the year ended December 31,			For the six-month period ended June 30,	
	1999	2000	2001	2001	2002
	NT$' 000	NT$' 000	NT$' 000	NT$' 000	NT$' 000
Tax on pre-tax income (loss) at statutory tax rate	5,564,685	13,082,290	(1,641,509)	957,104	1,091,651
Reduction in tax rate for technology park companies	(517,348)	(2,527,904)	-	-	-
Variation in statutory tax rates for non-technology park companies and oversea entities	2,473,846	335,723	(227,044)	79,147	32,143
Change in tax rate	-	-	(1,142,582)	(1,142,582)	-
Tax exemption due to 4-year tax holiday	(606,973)	(3,889,913)	-	(301,572)	-
Investment (income) loss	(1,042,546)	(1,126,984)	300,371	72,792	245,274
Gain on disposal of investments	(895,814)	(95,689)	(558,838)	(141,408)	(1,656,857)
Change in valuation allowance against tax credit	861,182	1,171,575	6,861,925	2,026,881	1,257,911
Increase in investment tax credit	(1,002,858)	(6,459,674)	(8,842,305)	(4,781,509)	(1,209,668)
Change in valuation allowance against loss carry-forward	(4,727,481)	(1,410,160)	-	-	(868,215)
Estimated 10% corporate income tax on un-appropriated earnings	436,003	-	1,909,261	1,909,261	93,410
Adjustment of prior year' s tax expense	276	(136,744)	201,480	203,370	146,922
Tax on interest income separately taxed	70,705	30,342	21,688	15,425	5,936
Other permanent differences	215,287	936,076	77,564	174,670	1,049,115
Income tax expense (benefit)	828,964	(91,062)	(3,039,989)	(928,421)	187,622

Net current deferred tax assets are included in other current assets as of December 31, 2000, 2001 and June 30, 2002. Significant components of deferred tax assets and liabilities were as follows:

	As of December 31,		As of June 30,
	2000	2001	2002
Deferred tax liabilities	NT$' 000	NT$' 000	NT$' 000
Depreciation	2,235,162	4,195,274	4,708,763
Other	26,428	45,801	240,175
Total deferred tax liabilities	2,261,590	4,241,075	4,948,938
Deferred tax assets			
Investment tax credit	11,617,598	18,626,824	19,836,492
Loss carry-forward	-	3,846,362	4,840,386
Allowance on sales return and discount	212,632	112,009	75,402
Allowance for loss on obsolescence of inventories	127,241	214,217	103,025
Pension	187,805	352,229	416,871
Organization Cost	168,891	30,382	15,259
Others	504,713	317,680	292,588
Total deferred tax assets	12,818,880	23,499,703	25,580,023
Valuation allowance	(5,586,119)	(10,932,530)	(12,292,013)
Net deferred tax assets	7,232,761	12,567,173	13,288,010
Total net deferred tax assets	4,971,171	8,326,098	8,339,072
Net deferred tax assets - current	1,154,801	3,954,867	2,438,524
Net deferred tax assets - noncurrent	3,816,370	4,371,231	5,900,548
Total net deferred tax assets	4,971,171	8,326,098	8,339,072

The Company' s income tax returns through the year 1999 have been assessed and approved by the Tax Authority except that of 1998.

The Company is located in the Hsin-Chu Science-Based Industrial Park (HSIP). In order for business operations to be eligible to locate in the HSIP, the operations must be high technology related manufacturing activities. Based on the HSIP regulations, a preferential income tax rate of 20%, instead of 25% applicable to other business entities located in Taiwan, is imposed on profits generated from HSIP business operations through the year 2000. Starting from 2001, the preferential income tax rate of 20% is no longer available to HSIP business operations and the standard tax rate of 25% is applied.

Article 15 of the " Statute for the Establishment and Administration of the Science-Based Industrial Park" provides a company that has financed the acquisition of equipment for production or rendition of services with equity with an exemption from tax on the increased income derived as a result of such acquisitions, for a period of four consecutive years, upon approval from the regulatory authorities. The company must select the four-year period within two years from the date that the relevant equipment is operational.

The Company is entitled to several four-year income tax exemption periods on income generated from the expansion of operations located in the HSIP. Such exemption periods must start within four years from the date the expanded operations begin operational activities. The Company has the following effective tax exemptions as of June 30, 2002:

	Period of the tax exemptions
Capital increased in 1997	January 1, 2000-December 31, 2003.
Capital increased in 1998	The Company has to choose the beginning date of tax exemption period by July 5, 2002.
Capital increased in 1999	The Company has to choose the beginning date of tax exemption period by September 26, 2002.

The Company has not yet been granted such tax exemptions for capital raised after 1999.

An enterprise earns an investment tax credit in the amount of 5% to 20% of the amount invested in production equipment, research and development expenditure, employee training expenditure and other related costs. This credit may be applied over a period of five years. The amount of the credit that may be applied in any year except the final year is limited to 50% of the income tax payable for that year. There is no limitation on the amount of investment tax credit that may be applied in the final year.

The loss carry-forward in 2001 was related to the Company and UMCJ. Under the rules of the Taiwanese Corporate Tax Authority and Japanese Corporate Tax Regulation, operating loss can be carried forward for 5 years.

As of June 30, 2002, the Company' s unused investment tax credit is as follows:

Expiration Year	Investment tax credits
	NT$' 000
2002	3,280,896
2003	3,974,393
2004	5,899,913
2005	3,393,150
2006	3,288,140
	19,836,492

The new Taiwan imputation tax system requires that any undistributed current earnings, on tax basis of a company derived on or after January 1, 1998 be subject to an additional 10% corporate income tax if the earnings are not distributed before a specific time. This 10% additional tax on undistributed earnings paid by the Company can be used as tax credit by shareholders, including foreign shareholders, against the withholding tax on dividends. In addition, the domestic shareholders can claim a proportionate share in the Company' s corporate income tax as tax credit against its individual income tax liability effective 1998.

As of January 1, 2002, the ending balance of unappropriated earnings amounted to NT$21,224 million, of which NT$64 million was earned prior to January 1, 1998.

As of June 30, 2002, the balance of imputation credit account ("ICA") was NT$ 389 million. The expected creditable ratio for the appropriation of 2001 earnings is 1.84 %. The actual creditable ratio for the appropriation of 2000 earnings was 1.04%.

19. Earnings Per Share (shares expressed in thousands)

	For the year ended December 31,			For the six-month period ended June 30,	
	1999	2000	2001	2001	2002
	NT$' 000	NT$' 000	NT$' 000	NT$' 000	NT$' 000
Net income (loss)	10,497,892	50,780,378	(3,157,302)	4,620,607	4,661,755
Adjusted net income (loss) assuming dilution	10,497,892	50,780,378	(3,157,302)	4,620,607	4,690,196
Outstanding common shares, beginning balance net of treasury stock	5,541,802	6,654,997	11,439,017	11,439,017	13,169,235
New shares issued due to merger	-	2,383,650	-	-	-
Equivalent shares due to ADSs offering	-	127,500	-	-	-
Capitalization of capital reserve from retained earnings / capital reserve	858,319	1,886,366	1,864,244	1,864,244	-
Shares converted from convertible bonds	144,848	67,952	-	-	129,032
Weighted average treasury stock	(219,070)	(366,338)	(473,646)	(425,800)	(470,403)
Weighted average outstanding common shares	6,325,899	10,754,127	12,829,615	12,877,461	12,827,864
Retroactive adjustment of capitalization of retained earnings / capital reserve	2,655,412	1,812,636	-	-	-
Retroactive adjustment of treasury stock	(88,880)	(59,713)	-	-	-
Retroactively adjusted weighted average outstanding common shares	8,892,431	12,507,050	12,829,615	12,877,461	12,827,864
Earnings (loss) per share (NT dollars) - basic and diluted before retroactive adjustments	1.66	4.72	(0.25)	0.36	0.37
Earnings (loss) per share (NT dollars) - basic and diluted	1.18	4.06	(0.25)	0.36	0.37

20. Related Party Transactions

Name of Related Parties	Relationship
United Semiconductor Corporation (USC)(Note A)	Investee company
United Silicon Inc. (USI)(Note A)	Investee company
UTEK Semiconductor Corp. (UTEK)(Note A)	Investee company
Unipac Optoelectronics Corp. (Unipac)(Note B)	Investee company
AMIC Technology (Taiwan), Inc. (AMIC-Taiwan)	Investee company
Unimicron Technology Corp. (UTC)	Investee company
DuPont Photomasks Taiwan Ltd. (DPT)	Investee company
Holtek Semiconductor Inc. (Holtek)	Investee company
Fortune Venture Capital Corporation (FVC)	Investee company
United Microelectronics (Europe) B.V. (UMC BV)(Note C)	Investee company
Aptos (Taiwan) Corp. (Aptos)	Investees' reinvestee
MediaTek Incorporation (MediaTek)	The Company is its director and supervisor
Chiao Tung Bank (Chiao Tung)	The Company is its director and supervisor
Industrial Bank of Taiwan (IBT)	The Company is its major shareholder
Infineon Technologies, Asia Pacific Pte Ltd. (ITAP)	Affiliated company of UMCi

Note A: On January 3, 2000, USC, USI, UICC and UTEK were merged into the Company.

Note B: On September 1, 2001, Unipac was merged into Acer Display Technology Inc. which is the surviving corporate entity and was renamed AU Optronics Corporation. Because the Company has lost its significant influence in Unipac upon the merger, transactions with AU Optronics Corporation were not considered as related party transactions since September 1, 2001.

Note C : UMC BV was a related party of the Company in the prior years since UMC' s Chairman is a director of UMC BV. On May 15, 2002, the company has acquired 100% interest in UMC BV and has included it in consolidation accordingly.

Significant transactions with related parties:

(1) Operating revenues

	For the year ended December 31,						For the six-month period ended June 30,			
	1999		2000		2001		2001		2002	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
	NT$' 000		NT$' 000		NT$' 000		NT$' 000		NT$' 000	
UMC BV	2,819,624	8	11,922,113	11	6,038,583	9	4,978,847	11	-	-
MediaTek	1,045,700	3	4,938,704	4	3,569,172	5	1,063,740	3	6,029,302	17
Others	8,210,621	25	11,856,181	10	5,249,313	7	2,879,317	7	3,568,971	10
Total	12,075,945	36	28,716,998	25	14,857,068	21	8,921,904	21	9,598,273	27

The sales to the above related parties were dealt with in the ordinary course of business with the sales price made in the way similar to the sales to third-party customers. The collection period for overseas sales was net 45~60 days for the related parties and third-party customers, while the terms for domestic sales were month-end 30~60 days for both the related parties as well as the third-party customers.

(2) Purchases

	For the year ended December 31,						For the six-month period ended June 30,			
	1999		2000		2001		2001		2002	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
	NT$' 000		NT$' 000		NT$' 000		NT$' 000		NT$' 000	
USC	2,156,916	16	-	-	-	-	-	-	-	-
UTEK	1,509,618	11	-	-	-	-	-	-	-	-
USI	756,605	5	-	-	-	-	-	-	-	-
DPT	69,875	-	961,567	2	1,080,725	6	518,180	11	472,484	5
Others	319,409	3	493,646	1	255,872	1	56,065	1	133,306	1
Total	4,812,423	35	1,455,213	3	1,336,597	7	574,245	12	605,790	6

The purchases from the above related parties were dealt with in the ordinary course of business similar to those from third-party suppliers. The payment terms for purchase from overseas were net 30~60 days for the related parties and third-party suppliers, respectively, while the terms for domestic purchase were month-end 30~60 days and month-end 30~90 days for the related parties and third-party suppliers, respectively.

(3) Notes receivable

	As of December 31,					
	2000		2001		As of June 30, 2002	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	NT$'000		NT$'000		NT$'000	
Holtek	161,785	33	77,843	36	164,539	36
AMIC	-	-	-	-	105,878	23
Others	27,760	6	24,168	11	23,293	5
Total	189,545	39	102,011	47	293,710	64

(4) Accounts receivable, net

	As of December 31,					
	2000		2001		As of June 30, 2002	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	NT$'000		NT$'000		NT$'000	
UMC BV	2,119,103	10	116,965	1	-	-
MediaTek	189,338	1	1,046,372	12	1,661,943	12
Others	1,887,358	10	983,923	11	1,376,339	10
Subtotal	4,195,799	21	2,147,260	24	3,038,282	22
Less：Allowance for sales returns and discounts	(454,747)	(2)	(290,832)	(3)	(227,790)	(2)
Less：Allowance for doubtful accounts	(117,265)	(1)	(95,540)	(1)	(72,991)	-
Net	3,623,787	18	1,760,888	20	2,737,501	20

(5) Other current assets

	As of December 31,					
	2000		2001		As of June 30, 2002	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	NT$'000		NT$'000		NT$'000	
ITAP	-	-	1,922,207	63	1,842,803	25
Others	111,509	4	28,095	1	11,872	-
	111,509	4	1,950,302	64	1,854,675	25
Less: Allowance for doubtful accounts	(503)	-	(705)	-	(146)	-
Net	111,006	4	1,949,597	64	1,854,529	25

(6) Accounts payable

	As of December 31,					
	2000		2001		As of June 30, 2002	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	NT$'000		NT$'000		NT$'000	
DPT	181,075	1	218,285	2	179,275	3
Others	142,620	1	34,678	-	41,238	1
Total	323,695	2	252,963	2	220,513	4

(7) Loans

	For the year ended December 31, 2000				
	Maximum balance		Ending		Interest
	Amount	Month	balance	Interest rate	expense
	NT$'000		NT$'000		NT$'000
Chiao Tung	5,543,077	March	4,014,861	0.87-8.39%	285,863
IBT	998,750	June	998,750	6.10-6.43%	64,137
			5,013,611		350,000

	For the year ended December 31, 2001				
	Maximum balance		Ending		Interest
	Amount	Month	balance	Interest rate	expense
	NT$'000		NT$'000		NT$'000
Chiao Tung	4,091,316	January	1,224,575	4.00-7.00%	221,359
IBT	998,750	January	998,750	3.94-6.42%	54,582
			2,223,325		275,941

	For the six-month period ended June 30, 2002				
	Maximum balance		Ending		Interest
	Amount	Month	balance	Interest rate	expense
	NT$'000		NT$'000		NT$'000
Chiao Tung	1,224,575	January	1,029,907	2.51%~4.00%	23,104
IBT	998,750	January	882,045	3.81%~3.94%	18,570
			1,911,952		41,674

(8) Disposal of long-term investments

	For the year ended December 31, 1999		
	Item	Amount	Gain/(Loss)
		NT$' 000	NT$' 000
FVC	Common stocks of Tripath Technology Inc. and Silicon Perspective Corp., etc.	334,984	15,710
Media Tek	Common stocks of Legend Venture Capital Investment Corp.	57,500	7,500
Aptos	Common stocks of Aptos Corp.	79,241	(79,488)
		471,725	(56,278)

	For the year ended December 31, 2000		
	Item	Amount	Gain/(Loss)
		NT$' 000	NT$' 000
AMIC-Taiwan	Common stocks of AMIC Technology Inc.	135,000	(80,517)

The Company had no significant disposal of long-term investments to related parties for the year ended December 31, 2001, and for the six-month periods ended June 30, 2001 and 2002.

(9) Disposal of property, plant and equipment

	For the year ended December 31, 1999		
	Item	Amount	Gain/(Loss)
		NT$' 000	NT$' 000
DPT	Machinery and software	477,246	7,842
Unipac	Plant facility (Fab I)	242,224	9,983
Others	Machinery, etc.	69,238	5,071
		788,708	22,896

The Company had no significant disposal of property, plant and equipment to related parties for the year ended December 31, 2000.

	For the year ended December 31, 2001		
	Item	Amount	Gain/(Loss)
		NT$' 000	NT$' 000
Holtek	Building and facilities	173,250	31,468

	For the six-month period ended June 30, 2001		
	Item	Amount	Gain/(Loss)
		NT$' 000	NT$' 000
Holtek	Building and facilities	173,250	31,468

The Company had no significant disposal of property, plant and equipment to related parties for the six-month period ended June 30, 2002.

(10) Other significant related parties transactions

		For the year ended December 31,			For the six-month period ended June 30,	
	Item	1999	2000	2001	2001	2002
		NT$' 000	NT$' 000	NT$' 000	NT$' 000	NT$' 000
USI	Research fee and mask charges	978,040	-	-	-	-
UTC	Processing expenditures	192,943	299,239	92,170	59,872	1,257
Others	Service charges and processing expenditures, etc.	125,225	174,611	156,863	176,856	200,669
		1,296,208	473,850	249,033	236,728	201,926

		For the year ended December 31,			For the six-month period ended June 30,	
	Item	1999	2000	2001	2001	2002
		NT$' 000	NT$' 000	NT$' 000	NT$' 000	NT$' 000
USC	Facility revenues, etc.	428,018	-	-	-	-
USI	Facility revenues, etc.	309,338	-	-	-	-
Others	Facility revenues, etc.	125,573	109,696	115,959	74,629	57,950
		862,929	109,696	115,959	74,629	57,950

21. Assets Pledged as Collateral

As of December 31, 2000, 2001 and June 30, 2002, the following assets have been pledged as collateral against certain obligations of the Company.

Assets Pledged	Book Value			Purpose of collateral
	As of December 31,		As of June 30, 2002	
	2000	2001		
	NT$' 000	NT$' 000	NT$' 000	
Accounts receivable	-	2,798,906	-	Short-term loans
Restricted deposits	2,947,400	264,700	279,000	Long-term loans
Land	627,917	614,544	452,915	Long-term loans
Buildings	5,442,085	6,126,811	2,609,428	Long-term loans
Machinery and equipment	53,433,054	33,513,570	26,183,765	Long-term and short-term loans
Total	62,450,456	43,318,531	29,525,108	

22. Commitments and Contingencies

(1) The Company and its subsidiaries' unused letters of credit for import machinery were approximately NT$576 million as of June 30, 2002.

(2) The Company and its subsidiaries have entered into contracts, amounted to approximately NT$20.4 billion, with third parties for rights to use patents registered by the third parties. Royalty payable for the consecutive 5 years starting from 2003 through 2007 are approximately NT$2.5 billion, NT$1.6 billion, NT$1.2 billion, NT$1.1 billion, and NT$1.1 billion, respectively, with the rest of the contract period, starting from 2008 through 2011, payable of NT$0.8 billion.

(3) The Company and its subsidiaries have signed several construction contracts for the expansion of factory space. As of June 30, 2002, these construction contracts amounted to approximately NT$8.9 billion with the unaccrued portion of the contracts in approximately NT$6.5 billion.

(4) A number of third parties have notified the Company of its alleged infringement on the patents held by those third parties (including EMI, Intel, NEC, etc.), and have demanded the Company to obtain a license for various semiconductor fabrication techniques and circuit designs. The Company commenced evaluation of the specific patents involved, and the preliminary discussions with the third parties regarding licensing terms. The Company's management indicated a willingness to obtain licenses, wherever required and necessary, to continue the Company's business. As of June 30, 2002, the Company evaluated that there was no need to accrue any related expense yet.

(5) In April 1998, Oak Technology Inc. filed a lawsuit with International Trade Commission (ITC) of USA against the Company for alleged violation of the settlement agreement for patents held in relation to its CD ROM controller chip. On September 27, 1999, the ITC issued a ruling affirming that there was no infringement. Oak has appealed the finding of non-infringement to the Federal Circuit Court of Appeals. The Federal Circuit Court of Appeals ruled in favor of the Company on May 2, 2002, affirming the ITC finding of non-infringement and no violation. The Company's management believes that this complaint will not have a material adverse effect on the Company's operations and financial performances, since the Company no longer includes any sales of UMC CD ROM controllers in its financial plans.

(6) The Company and its subsidiaries entered into several operating lease contracts. Future minimum lease payments under those leases with original maturities, which extend for more than one year as of June 30, 2002, are as follows:

For the twelve-month period ended	Amount (NT$' 000)
June 30, 2003	153,761
June 30, 2004	154,039
June 30, 2005	153,894
June 30, 2006	125,074
June 30, 2007	110,030
July 1, 2007 and thereafter	861,898
Total	1,558,696

(7) The Company entered into several wafer-processing contracts with its main clients. According to the contracts, the Company shall guarantee processing capacity, while the clients make deposits to the Company. In case the clients' orders do not meet the capacity guaranteed, the clients need to pay the Company penalties.

(8) The Company entered into two three-year purchase agreements that committed the Company to purchase at least 75% of its 8-inch wafer consumption from two of its suppliers for the contract period.

23. Significant Disaster Loss

None.

24. Significant Subsequent Event

None.

25. Certain comparative amounts have been reclassified to conform with the current period' s presentation.

26. Financial Instruments

a. The Company uses derivative financial instruments to manage its exposure to market risks associated with interest rate fluctuations. The Company utilizes interest rate swap and cap agreements to manage its interest rate risks on its floating rate debt instruments.

The gain or loss to the Company in the event of nonperformance under derivative financial instrument agreements is the fair value of these instruments. The Company does not believe that the risk of nonperformance by counter-parties is significant as all counter-parties are major international financial institutions.

As of December 31, 2000, the Company had the following interest rate instruments in effect:

	As of December 31, 2000	
	Notional Amount	Strike Period
Interest rate swap and cap	US$10,000,000	November 28, 1996-May 28, 2001 (As the result of last closing for the contract, there would be no more mutual interest obligation for the period from November 28, 2000 through May 28, 2001.)

The fair values of the interest rate swap and cap agreements are based on market quotes.

	As of December 31, 2000
Fair value, (loss) gain	US$-

There were no interest rate instruments outstanding as of December 31, 2001.

The Company had one swap contract outstanding as of December 31, 2000 and no swap contract outstanding as of December 31, 2001 and June 30, 2002. The swap contract outstanding as of December 31, 2000 was effective on May 28, 1996 and expired on May 28, 2001. Under the terms of the contract, if the six-month London Inter-Bank Offering Rate ("LIBOR") is below 4.5% or between 6.8% and 8.55%, the Company pays a fixed rate of 6.8%. The Company is not obligated to pay the counter-party if the six-month LIBOR is between 4.5% and 6.8% or greater than 8.55%. The contract resets on May 28 and November 28 of each year.

The pay and receive rates for this contract were nil at December 31, 2000.

b. UMCJ entered into foreign currency forward exchange contract with certain bank on December 17, 2001 and during the six-month period ended June 30, 2002. The major information is as follows:

(a) Purposes: to manage certain risks arising from adverse fluctuations in foreign currency exchange rates.

(b) Notional amount and contract period:

As of December 31, 2001:

Notional amount	Contract period
a.US$3million	January 4, 2002 ~ January31, 2002

As of June 30, 2002:

Notional amount	Contract period
b.US$5million	August 1, 2002 ~ August 31, 2002

(c) Terms and characteristics of the forward exchange:

i. Term: a. UMC Japan agrees to purchase US$3 million using the contracted forward rate in USD/¥127.77 during the contract period.

b. UMC Japan agrees to purchase US$5 million using the contracted forward rate in USD/¥125.28 during the contract period.

ii. Credit risk: There is no significant credit risk with respect to the above transaction because the bank has good global standing.

iii. Market risk: The market risk is low due to the nature of the forward exchange.

c. Non-derivative financial instruments

The carrying value and fair value (and methodologies used in estimating the fair value) of the Company' s financial instruments at December 31, 2000, 2001 and June 30, 2002 were as follows.

	December 31, 2000		December 31, 2001		June 30, 2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
	NT$' 000	NT$' 000	NT$' 000	NT$' 000	NT$' 000	NT$' 000
Financial assets						
Assets with carrying value approximating fair value (1)	82,816,916	82,816,916	86,007,360	86,007,360	98,737,661	98,737,661
Marketable securities (2)	-	-	1,286,434	1,461,610	2,110,225	2,114,640
Long-term investments (2)	39,514,759	45,029,489	40,756,678	82,879,283	37,041,493	54,717,982

	December 31, 2000		December 31, 2001		June 30, 2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
	NT$' 000	NT$' 000	NT$' 000	NT$' 000	NT$' 000	NT$' 000
Financial liabilities						
Liabilities with carrying value approximating fair value (1)	30,812,238	30,812,238	22,085,770	22,085,770	23,291,133	23,291,133
Bonds payable(2)	3,990,000	4,024,031	39,590,511	41,805,353	51,408,557	52,868,083
Long-term loans (3)	40,756,062	40,756,062	24,825,001	24,825,001	18,512,236	18,512,236

(1) The carrying amounts of cash and cash equivalents, notes receivable, accounts receivable, short-term loans, notes payable, accounts payable, income tax payable and accrued expenses approximate fair value because of their short maturities.

(2) The fair value of marketable securities, long-term investments and bonds payable is based on the quoted market value. If the market values of marketable securities and long-term investments are unavailable, the net equities of the investee companies are used as fair value.

(3) The carrying value of long-term loans approximates the fair value as the loans bear floating rates.

27. Segment Information

(1) Operations in different industries

The Company operates principally in one industry. The Company's major operation is the manufacture of semiconductor products.

(2) Operations in different geographic areas

	For the year ended December 31,						For the six-month period ended June 30,			
	1999		2000		2001		2001		2002	
	Net operating revenues	Long-lived assets	Net operating revenues	Long-lived assets	Net operating revenues	Long-lived assets	Net operating revenues	Long-lived assets	Net operating revenues	Long-lived assets
	NT$'000	NT$'000	NT$'000	NT$'000	NT$'000	NT$000	NT$'000	NT$'000	NT$'000	NT$'000
Taiwan	17,074,544	38,102,529	29,331,178	154,190,745	20,205,163	157,851,031	2,146,417	165,753,363	17,873,908	152,002,350
Asia, excluding Taiwan	6,841,990	6,553,524	13,328,814	11,585,225	9,170,626	15,015,062	12,873,952	13,272,209	3,493,914	16,638,800
North America	6,992,267	115,965	50,452,837	123,529	26,394,408	120,366	17,219,858	142,953	10,517,113	90,954
Europe and others	2,826,050	-	22,496,510	-	14,046,602	-	9,802,679	-	2,674,793	31,281
	33,734,851	44,772,018	115,609,339	165,899,499	69,816,799	172,986,459	42,042,906	179,168,525	34,559,728	168,763,385

28. Acquisition of UMCJ and UMC BV

Acquisition of UMCJ

In January 1999, the Company acquired a 48% interest in UMCJ and in March 1999, the Company and a consolidated subsidiary acquired an additional 4.3% interest, with an aggregate cost of approximately NT$2,598 million in cash. The resulting difference between the fair value of net assets acquired over the cash consideration has been allocated to reduce proportionately the values assigned to noncurrent assets other than long-term investments in marketable securities.

Under the terms of the purchase agreement, a loan payable of NT$14,692 million and fixed assets of NT$1,968 million were not part of the acquired net assets of UMCJ and as such were not included in the purchase price allocation. Since the acquisition was consummated in the first quarter of 1999, the Company elected to consolidate the full year results and appropriately adjusted minority interests for pre-acquisition earnings, which included the net gain.

Acquisition of UMC BV

On May 15, 2002, the Company acquired 100% interest in UMC BV with an aggregate cost of approximately NT$187 million. The Company elected to consolidate the six months results and appropriately adjusted for pre-acquisition losses.

29. Acquisition of United Integrated Circuits, United Silicon, United Semiconductor and UTEK Semiconductor.

The Company completed its merger with United Semiconductor, United Integrated Circuits, United Silicon and UTEK Semiconductor on January 3, 2000 through the issuance of 2,384 million shares. Under ROC GAAP, the fair value of the net assets received is deemed to be the value of the consideration for the acquisition of the remaining interests in United Semiconductor, United Silicon, UTEK Semiconductor and United Integrated Circuits and is reflected in the common stock and capital reserve in the balance sheet.

The following unaudited pro forma data summarizes the results of operations for the year ended December 31, 1999, as if the acquisitions had been completed on January 1, 1999. The pro forma data shows the effect on actual operating results prior to the acquisition and the increase in the depreciation expense as a result of a step up in the fair value of fixed assets acquired.

These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred on January 1, 1999 or that may be obtained in the future.

	For year ended December 31, 1999
	NT$ million (unaudited)
Net operating revenues	57,859
Net income	12,693
Net income per share (New Taiwan dollars)	1.06
Retroactively adjusted outstanding shares of common stock (in thousands)	12,005,737

30. US GAAP Reconciliation

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the Republic of China ("ROC GAAP"), which differ in certain material respects from generally accepted accounting principles in the United States ("US GAAP"). Such differences include methods of consolidation and methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP. Material GAAP differences are as follows:

(1) Compensation

Net income impact of compensation adjustments	For the year ended December 31,			For the six-month period ended June 30,	
	1999	2000	2001	2001	2002
	NT$' 000	NT$' 000	NT$' 000	NT$' 000	NT$' 000
US GAAP adjustments:					
Remuneration to directors	(95,737)	(433,039)	-	(4,132)	(1,354)
Employee bonuses					
Accrual	(786,893)	(3,429,670)	-	(330,246)	(139,834)
Adjustment to fair market value	(815,353)	(6,764,918)	(3,238,647)	(3,238,647)	(6,592,188)
Total employee bonuses	(1,602,246)	(10,194,588)	(3,238,647)	(3,568,893)	(6,732,022)
Allocation to inventories, net of allocations to inventories in prior period and sold in current period	-	1,287,138	(1,287,138)	(688,632)	1,085,112
Total net income adjustment relating to compensation	(1,697,983)	(9,340,489)	(4,525,785)	(4,261,657)	(5,648,264)

Stockholders' equity impact of compensation adjustments	As of December 31,		As of June 30,
	2000	2001	2002
	NT$' 000	NT$' 000	NT$' 000
US GAAP adjustments:			
Remuneration to directors	(433,039)	-	(1,354)
Employee bonuses	(2,142,532)	-	945,278
Total stockholders' equity adjustment relating to compensation	(2,575,571)	-	943,924

Remuneration to Directors - The Company's Articles of Incorporation requires a cash remuneration payment to its directors. Under ROC GAAP, such payments are charged directly to retained earnings in the period shareholders approve such payment.

Under US GAAP, such cash payments should be recorded as compensation expense in the period when services are rendered. The difference between US GAAP and ROC GAAP in this area would result in adjustments to net income and stockholders' equity as shown in the above schedules.

Employee Bonuses - Certain employees of the Company are entitled to bonuses in accordance with provisions of the Company's Articles of Incorporation. Employee bonuses are determined as discussed in Note 17. Employee bonuses may be granted in cash, shares, or a combination of both. Under ROC GAAP, such bonuses are appropriated from retained earnings in the period shareholders' approval is obtained. If such employee bonuses are settled through the issuance of stock, the amount charged against retained earnings is based on the par value of the common shares issued.

Under US GAAP, employee bonus expense is initially accrued when services are rendered. When bonuses are approved by the shareholders in the subsequent year, an additional compensation expense is recorded for the difference between the amount initially recorded and the fair market value of shares granted to employees. The difference between US GAAP and ROC GAAP in this area would result in adjustments to net income and shareholders' equity as shown in the above schedules. In addition, there is also a reclassification from retained earnings to capital reserve of NT$17,363 million, NT$24,128 million, NT$27,367 million, NT$27,367 million and NT$ 29,305 million at December 31, 1999, 2000, 2001, and June 30, 2001 and 2002.

(2) Equity Investments - Net income variance between US GAAP and ROC GAAP

The Company's proportionate share of the income (loss) from an equity investee may differ if the equity investee's net income (loss) under ROC GAAP differs from US GAAP. The differences between ROC GAAP and US GAAP for the equity investees include accounting for compensation, technological know-how and investment in marketable securities, etc.

(3) Marketable Securities and Long-term Investments

Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market value, and debt securities at cost. Under US GAAP Statement of Financial Accounting Standards, ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities," debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

The Company holds marketable securities that are mainly classified as trading securities. The portion of trading gains and losses for the years ended December 31, 1999, 2000, 2001, and for the six-month periods ended June 30, 2001 and 2002 on trading securities still held at each of the respective balance sheet dates were NT$328,635, NT$0, NT$19,868, NT$(11,294) and NT$(1,325,424), respectively.

The Company holds long-term investments in equity securities that are classified as available-for-sale securities. Information on sales of available-for-sale equity securities for the years ended December 31, 1999, 2000, 2001 and for the six-month periods ended June 30, 2001 and 2002 are as follows:

	Proceeds from sales	Gross realized gains	Gross realized losses
	NT$'000	NT$'000	NT$'000
For the year ended December 31, 1999	5,231,351	1,301,188	135,030
For the year ended December 31, 2000	1,755,924	488,748	62,887
For the year ended December 31, 2001	2,743,503	1,987,304	137,178
For the six-month period ended June 30, 2001	938,554	325,602	137,182
For the six-month period ended June 30, 2002	8,075,591	6,254,109	5,602

Information on available-for-sale equity securities still held at each balance sheet date is as follows:

	Fair Value	Total unrealized gains	Total unrealized losses	Net unrealized gains (losses)
	NT$'000	NT$'000	NT$'000	NT$'000
As of December 31, 2000	6,749,460	507,930	(2,565,123)	(2,057,193)
As of December 31, 2001	54,485,301	40,367,986	(313,750)	40,054,236
As of June 30, 2002	40,805,640	26,004,404	(940,123)	25,064,281

The Company did not transfer any available-for-sale securities to trading securities for the years ended December 31, 1999, 2000, 2001 and for the six-month periods ended June 30, 2001 and 2002. The amount of gains (losses) reclassified from accumulated other comprehensive income into earnings on available-for-sale securities were NT$13,542, NT$46,229, NT$169,049, NT$168,447 and NT$4,574,600 for the years ended December 31, 1999, 2000, 2001, and for the six-month periods ended June 30, 2001 and 2002, respectively.

Under ROC GAAP, if an investor company invests in equity securities that are traded in an open market and uses the cost method for valuation purposes, then an investor company shall recognize losses if evidence suggests that the value of an investment has been impaired and it is unlikely that the stock price will recover. The new cost of the long-term investment is the book value after recognizing the losses. Under US GAAP, for individual securities classified as either available-for-sale or held-to-maturity, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the written-down shall be included in earnings. The new cost basis shall not be changed for subsequent recoveries in fair value. Subsequent increases in the fair value of available-for-sale securities shall be included in the other comprehensive income. The Company has written down NT$415 million, NT$536 million and NT$ 976 million under ROC GAAP against certain available-for-sale securities for the year ended December 31, 2000, 2001 and for the six-month period ended June 30, 2002. For US GAAP purpose, the Company further wrote down an additional NT$296 million and NT$3,305 million, NT$416 million and NT$385 million for the years ended December 31, 2000 and 2001 and for the six-month periods ended June 30, 2001 and 2002.

Under ROC GAAP, equity investments where a company has an ownership interest of at least 20% are generally required to be accounted for under the equity method. However, when there is evidence indicating that the investor company does not have significant influence over the equity investee, despite an ownership interest of 20% or more, the investor company should not account for the equity investee under equity method. On the contrary, when there is evidence indicating that the investor company has significant influence over the equity investee's operating and financial policies, despite an ownership interest of less than 20%, the investor company will account for the equity investee under equity method. Under US GAAP, the Company is required to use the equity method of accounting for an investment in common stock when the investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee. An investment (direct or indirect) of 20% or more of the voting stock of an investee leads to a presumption that in the absence of evidence to the contrary an investor has the ability to exercise significant influence over an investee. There were no significant differences between ROC GAAP and US GAAP on balance sheets as of December 31, 2000, 2001 and June 30, 2002 and on income statements for the three years ended December 31, 1999, 2000 and 2001 and the two six-month periods ended June 30, 2001 and 2002.

(4) Treasury Stock and Gain on Disposal of Treasury Stock

Under ROC GAAP, when the Company's equity investee sells United Microelectronics' stock it recognizes the gain or loss in its statement of operations. Under US GAAP, United Microelectronics' equity in income (loss) of an investee is adjusted to eliminate United Microelectronics' proportionate share of any such gains or losses. Further, any United Microelectronics' stock owned by an investee is proportionately deducted from the investment as treasury stock.

(5) Technological Know-how

The Company entered into three joint ventures from 1995 through 1996. Both the Company and the joint venture partner contributed cash to the joint ventures. In addition, the Company contributed technological know-how to the joint ventures for shares of the joint venture companies. The technological know-how contributed has not been recognized on the Company's balance sheet, as these were internally generated intangible assets with no carrying value. Both parties mutually agreed to the value of this transferred technological know-how before the transfer of shares.

Under ROC GAAP, the Company recognized the cash contributed as the initial cost of the investment. The difference between the proportionate share of the net assets in the joint venture and the cash contributed is amortized to income over a period of five years, the estimated useful life of the technological know-how, which is the source of this difference. Further, under ROC GAAP, the joint venture recognized a value for the technological know-how as an intangible asset contributed, which is the cause of the difference between the proportionate share of the net assets and the cash contributed.

Under US GAAP, the investor initially records its joint venture investment at cost, representing the amount of cash contributed and/or net book value of non-cash assets contributed. The joint venture normally records cash investments at the amount contributed, the non-cash assets at fair value and intangible assets at the predecessor basis, which is normally zero. The difference between the proportionate share of the net assets in the joint venture and the cost of the investments is amortized to income over a period of five years. The joint venture does not recognize value for the technological know-how contributed, thus causing a difference with ROC GAAP.

This practice only applies to entities that are being consolidated or accounted for under the equity method.

(6) Convertible and Exchangeable Bonds

Convertible Bonds

When convertible securities are issued, ROC GAAP does not recognize or account for any beneficial conversion feature embedded in the securities. Under US GAAP, as prescribed in the Emerging Issues Task Force ("EITF") Topic D-60, as amended by EITF 98-5, Accounting for the Issuance of Convertible Preferred Stock and Debt Securities with a Non-detachable Conversion Feature, such beneficial conversion features should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to capital reserve. That amount should be calculated at the issuance date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible (intrinsic value). As a result, a bond discount is recognized by allocating a portion of the proceeds equal to the intrinsic value of that feature to capital reserve. The Company recognized interest expense of NT$1,274 million from February 1994, the date of issuance of the bonds, to May 1994, the date of first conversion, relating to a NT$1.5 billion bond. The Company also recognized interest expense of NT$6,086 million from June 1994, the date of issuance of the bonds, to May 1996, the date of first conversion, relating to an US$160 million bond. The Company has issued its first zero coupon convertible bonds on December 12, 2001 and recognized an interest expense of NT$293 million for the six-month period ended June 30, 2002.

UMCJ recognized interest expense of approximately NT$800 million from May 10, 2000, the date of issuance of the bonds, to June 1, 2000, the date of first conversion, related to its ¥10 billion bond.

When a subsidiary or investee (the "Issuer") issues convertible bonds to other parties, including the parent or investor, and bonds are converted into shares of the Issuer, the parent' s or investor' s ownership in the Issuer may decrease. Also, the parent' s or investor' s ownership in the Issuer may increase upon conversion. Under ROC GAAP, this decrease or increase is treated as a one-time decrease or increase to capital reserve and /or retained earnings.

Under US GAAP, a decrease in ownership is recognized as a gain or loss in the income statement upon conversion, as long as the value of the proceeds can be objectively determined and the realization of the gain is reasonably assured at the time of conversion. Under US GAAP, for the years ended December 31, 2000, 2001 and the six-month periods ended June 30, 2001 and 2002, approximately NT$141 million, nil, nil and NT$9.8 million were reclassified from capital reserve to a gain in the income statement relating to these transactions.

Further under US GAAP, an increase in ownership is treated as a purchase of additional shares and the difference between the total cost of the investment and the proportionate share of the fair value net assets is first allocated to identifiable tangible and intangible assets and the remaining unallocated amounts to goodwill, which was amortized over their respective estimated useful lives up to January1, 2002. Upon the first adoption of the SFAS No.141, "Business Combination" and SFAS No.142, "Goodwill and Other Intangible Assets" by the Company on January 1, 2002, goodwill created from acquisition is no longer to be amortized. Under US GAAP, for the year ended December 31, 2000, the Company capitalized goodwill of NT$468.3 million related to a subsidiary' s convertible bond, with NT$49.4 million, NT$93.7 million, NT$46.8 million and nil being amortized in the income statement for the years ended December 31, 2000, 2001, and the six-month periods ended June 30, 2001 and 2002 respectively. Further, upon conversion of an equity investment' s bond, which increased the Company' s ownership, the difference of NT$519 million between the total cost of the investment and proportionate share of the fair value net assets was being amortized over 5 years, which accounted for NT$54.8 million, NT$103.9 million and

NT$51.9 million for the years ended December 31, 2000, 2001, and for the six-month period ended June 30, 2001, respectively. Again, due to the first adoption of SFAS No. 141 & 142 on January 1, 2002, no amortization was made for the six-month period ended June 30, 2002. Details of the new accounting treatment on goodwill are set out in the footnote "Adoption of SFAS No. 141 & 142" in the "Additional US GAAP Disclosures".

In June 2002, the Company invested NT$2,052 million in the China Development Industrial Bank Convertible Bond. Under the SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", an embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to the statement if a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, b) the contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value with changes in fair value reported in earnings as they occur and c) a separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument subject to the requirements of SFAS No. 133. For an available-for-sale convertible debt securities, the conversion option embedded must be separated from the debt host contract and accounted for as a derivative instrument provided that the conversion option would, as a freestanding instrument, be a derivative instrument subject to the requirement of SFAS No. 133 since the embedded conversion option satisfied the above three criteria. As a result, the embedded option contract in the China Development Convertible Bond with an initial amount of NT$57 million at date of purchase was separated from the debt host contract and was accounted for as trading securities reporting at fair value, with an unrealized gain of NT$14 million included in earnings for the six-month period ended June 30, 2002. On the other hand, the debt host contract with the initial amount of NT$1,995 million was classified as available-for-sale securities, with an unrealized loss of NT$76 million reported in other comprehensive income.

Exchangeable Bonds

Bonds that are exchangeable into common stock of a third party is an expansion on the concept of convertible bonds.

Under ROC GAAP, when exchangeable bondholders exercise their rights to exchange for the reference shares, the book value of bonds is to be offset with the book value of the investment in the reference shares together with the related stockholder' s equities, with the difference recognized as gain or loss on disposal of investments.

Under US GAAP, as prescribed by SFAS No.133 and discussed above, the exchangeable feature within exchangeable bonds is an embedded equity derivative within a debt instrument satisfied the three criteria which required to be bifurcated and separately accounted for. The fair value of the exchangeable option feature is measured as NT$2,025 million as at the date of issuance, which resulted to a reclassification from the bond value to financial instrument liability under US GAAP accordingly. As of June 30, 2002, the fair value of the option has decreased by NT$1,268 million, resulting in a gain being recognized for the six-month period ended June 30, 2002 under US GAAP.

(7)Principle of Acquisition under the Purchase Method

Under ROC GAAP, the fair value of the net assets received is deemed to be the value of the consideration for the acquisition of the remaining interests in United Semiconductor, United Silicon, UTEK Semiconductor and United Integrated Circuits and is reflected in the common stock and capital reserve in the balance sheet. The Company estimated the fair value of the net assets acquired through two valuation models, profitability and net worth model, and a discounted cash flows model. They also used other considerations such as the valuation of current operations, synergies, technical knowledge and future prospects. Under US GAAP, the acquisition was accounted for using the purchase method of accounting and the purchase price was determined using the market value of the shares exchanged. The difference between the fair value of the shares exchanged and the fair value of the net assets acquired creates goodwill. Goodwill was amortized on a straight-line basis over ten years. Upon the adoption of SFAS No. 141 & 142 on January 1, 2002 by United Microelectronics, the goodwill ceased to be amortized and is subject to impairment test only. The details of the adoption of SFAS No.141 & 142 are set out in the "Additional US GAAP Disclosures". The purchase price under US GAAP was determined based on the average closing market price of United Microelectronics' stock on the five trading days beginning two days before June 16, 1999, the first day of trading after the announcement of the acquisition to determine the fair values of the shares exchanged. The purchase price was allocated to the tangible and intangible assets and liabilities acquired based on their estimated fair values at January 3, 2000, as follows (in NT$ millions):

Current assets	$38,188
Other assets	47,673
Liabilities	(43,318)
Goodwill	122,835
Purchase price	$165,378

As of January 1, 2002, the carrying value of the unamortized balance of the goodwill was measured as NT$98,268 million.

(8) *Earnings Per Share*

Under ROC GAAP, basic earnings per share are calculated by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income would also be adjusted for the interest derived from any underlying dilutive share equivalents. The weighted-average outstanding shares are restated for stock dividends issued and shares issued for employee bonuses, as described under (1) Compensation above.

Under US GAAP, basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the year. Shares issued for employee bonus will affect the current year's earnings per share only. Diluted earnings per share are calculated by taking into consideration additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income would also be adjusted for the interest derived from any underlying dilutive share equivalents.

(9) *Tax Effect of US GAAP Adjustments*

Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the ROC. Under ROC GAAP the 10% tax on undistributed earnings is recorded as an expense at the time shareholders resolve that its earnings shall be retained. Under US GAAP, the Company would measure its income tax expense, including the tax effects of temporary differences, using the tax rate that includes the tax on undistributed earnings.

(10) *Principles of Consolidation*

Under ROC GAAP, certain 50% or more owned subsidiaries are not consolidated if they meet specific exclusion rules detailed in the accounting policies footnote. Under US GAAP, United Microelectronics consolidates those subsidiaries which were excluded from consolidation under ROC GAAP due to the exclusion rules (Fortune Venture Capital Corporation, UMC Capital Corporation, United Microelectronics Corp. (Samoa), and United Foundry Services Inc.) The net income and stockholders' equity variances between US GAAP and ROC GAAP for those entities are included in the adjustment for equity investments.

(11) *Stock Dividends*

Under ROC GAAP, stock dividends are recorded at par with a charge to retained earnings. Under US GAAP, if the ratio of distribution is less than 25 percent of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings. The effect of these dividends would have decreased retained earnings and increased capital reserve for the years ended December 31, 1999, 2000, 2001, and for the six-month period ended June 30, 2001 by approximately NT$50,084 million, NT$127,880 million, NT$187,416 million, and NT$ 187,416 million, respectively. On June 3, 2002, the shareholders approved a distribution of stock dividends with an effective date on August 11, 2002. As a result, for the six-month period ended June 30, 2002, the effect of such dividends would have decreased retained earnings and increased stock to be issued by approximately NT$56,130 million in addition to the NT$187,416 million' s increase in capital reserve for the prior distributions.

(12) Gain on Disposal of Fixed Assets

Under ROC GAAP, gains and losses from the disposal of fixed assets are both recognized in the statement of operations, with gains reclassified from retained earnings to capital reserve. However, according to amendments in ROC Company Law, such transfer of gains to capital reserve shall no longer be required with effect on January 1, 2001. Under US GAAP, the reclassification of the gain from retained earnings is not permitted. The effect of this gain would have increased retained earnings and decreased capital reserve for the years ended December 31, 1999 and 2000 by NT$41 million and NT$170 million respectively. According to the new amendments in ROC Company Law, such gains transferred to capital reserve in previous years can be reclassified to retained earnings subject to shareholder's approval. An amount of NT$170 million was then transferred from capital reserve to retained earnings during the six-month period ended June 30, 2002 under ROC GAAP.

(13) Gross Profit

Inventory loss provision, gain from disposal of property, plant and equipment, and gain from foreign currency exchange were presented below the operating income subtotal in the statement of operations as permitted under ROC GAAP. Under US GAAP, the inventory loss provision is included in the determination of gross profit. Further, the inventory loss provision, gain from disposal of property, plant and equipment, and gain from foreign currency exchange are included in the determination of operating income.

(14) Impairment of Long-lived Assets

US GAAP SFAS No.121 requires entities to perform separate calculations for assets to be held and used to determine whether recognition of an impairment loss is required, and if so, to measure the impairment. If the sum of expected future cash flows, undiscounted and without interest charges, is less than an asset's carrying value, an impairment loss is recognized; if the sum of the expected future cash flows is greater than an asset's carrying value, an impairment loss cannot be recognized. Measurement of an impairment loss is based on the fair value of the asset. US GAAP SFAS No.121 also generally requires long-lived assets and certain identifiable intangible assets to be disposed of be recorded at the lower of the carrying value or fair value less cost to sell. On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets", which supersedes SFAS No.121. SFAS No.144 retains the fundamental provisions of SFAS No.121 for recognition and measurement of the impairment of long-lived assets to be held and used. Based on an assessment by the Company, no impairment loss was required to be made for the Company's long-lived assets for the years ended December 31, 1999, 2000, 2001, and for the six-month periods ended June 30, 2001 and 2002, respectively.

(15) Reclassification of Certificates of Deposit

Under ROC GAAP, cash and cash equivalents include certificates of deposit. Under US GAAP, cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less. Thus, certificates of deposit with original maturities of greater than three months are classified as cash equivalents under ROC GAAP but should be included in marketable securities for trading purpose under US GAAP.

Reconciliation of Consolidated Net Income

	For the year ended December 31,				For the six-month period ended June 30,		
	1999	2000	2001		2001	2002	
	NT$'000	NT$'000	NT$'000	US$'000	NT$'000	NT$'000	US$'000
Net income, ROC GAAP	10,497,892	50,780,378	(3,157,302)	(94,361)	4,620,607	4,661,755	139,323
US GAAP adjustments:							
(1) Compensation	(1,697,983)	(9,340,489)	(4,525,785)	(135,259)	(4,261,657)	(5,648,264)	(168,806)
(2) Equity investments:							
(1) Compensation	(2,137,149)	(1,083,503)	(1,488,490)	(44,485)	(1,400,250)	(510,228)	(15,249)
(3) Marketable securities	395,308	(491,032)	45,989	1,374	(720,900)	(33,346)	(996)
(5) Technological know-how	-	23,344	22,928	685	11,013	11,298	338
(6) Convertible bonds	-	(414,886)	-	-	-	-	-
(4) Treasury stock	(2,004,436)	(20,547)	(10,557)	(316)	(14,364)	-	-
Other	184,232	(116,852)	(356,933)	(10,667)	(144,754)	15,821	473
(3) Impairment loss in marketable securities	5,137	(311,111)	(2,989,192)	(89,336)	293,916	118,016	3,527
(5) Gain on technological know-how contributed to foundry venture investee	(496,470)	828,698	-	-	-	-	-
(6) Adjustments due to change in interest of investee companies	-	563,311	795,851	23,785	(1,153)	438,505	13,105
(6) Embedded derivatives	-	-	-	-	-	1,282,032	38,315
(6) Convertible/Exchangeable bonds	-	-	-	-	-	(346,027)	(10,342)
(7) Consolidated goodwill amortization	-	(12,283,500)	(12,283,500)	(367,110)	(6,141,750)	-	-
(9) Income tax effect	-	(1,000,000)	700,000	20,920	440,000	160,000	4,782
Net income (loss), US GAAP	4,746,531	27,133,811	(23,246,991)	(694,770)	(7,319,292)	149,562	4,470
(8) Basic and diluted earnings/(loss) per share under US GAAP (in dollars)	0.55	2.20	(1.82)	(0.05)	(0.57)	0.01	-
Weighted-average number of shares outstanding (in thousands)	8,672,941	12,329,954	12,757,646		12,738,532	12,827,864	

Reconciliation of Consolidated Stockholders' Equity

	As of December 31,			As of June 30, 2002	
	2000	2001			
	NT$'000	NT$'000	US$'000	NT$'000	US$'000
Total stockholders' equity, ROC GAAP	219,947,947	213,322,253	6,375,441	215,945,852	6,453,850
(1) Compensation	(2,575,571)	-	-	943,924	28,211
(2) Equity investments:					
(1) Compensation	(185,497)	(157,231)	(4,699)	(115,944)	(3,465)
(3) Marketable securities - trading	7,157	81,634	2,440	55,182	1,649
(3) Marketable securities - available for sale	378,565	443,030	13,241	109,583	3,275
(5) Technological know-how	(81,783)	(57,398)	(1,715)	(45,269)	(1,352)
Other	(36,285)	(485,030)	(14,496)	(422,238)	(12,619)
Adjustment of capital reserve and retained earnings allocation for equity method	-	-	-	-	-
Translation adjustments	3,254	5,019	150	1,061	32
(3) Change in fair value of marketable securities	(445,758)	37,020,593	1,106,413	22,268,604	665,529
(4) Treasury stock	(461,682)	(176,221)	(5,267)	(4,381)	(131)
(5) Technological know-how contributed to joint venture investees	-	-	-	-	-
(6) Adjustments due to change in interest of investee companies	883,474	1,527,584	45,654	1,566,051	46,804
(6) Convertible/ Exchangeable bonds	-	-	-	(346,027)	(10,342)
(6) Embedded derivatives	-	-	-	1,282,032	38,315
(7) Unamortized goodwill due to acquisition	110,551,500	98,268,000	2,936,880	98,268,000	2,936,880
(9) Income tax effect	(1,000,000)	(300,000)	(8,966)	(140,000)	(4,184)
Stockholders' equity, US GAAP	326,985,321	349,492,233	10,445,076	339,366,430	10,142,452

Movements in Stockholders' Equity in Accordance with US GAAP

	As of December 31,				For the six-month period ended June 30,		
	1999	2000	2001		2001	2002	
	NT$'000	NT$'000	NT$'000	US$000	NT$'000	NT$'000	US$'000
Balance at January 1,	67,890,647	89,876,907	326,985,321	9,772,424	326,985,321	349,492,233	10,445,076
(1) Compensation	1,057,133	7,551,811	6,668,317	199,292	6,668,316	6,592,188	197,017
(2) Adjustment of capital reserve and retained earnings accounted for under equity method	1,247,191	1,842,027	1,395,559	41,708	1,996,569	43,605	1,303
(3) Change in fair value of marketable securities - United Microelectronics	112,848	(599,340)	41,167,526	1,230,351	275,510	(14,067,691)	(420,433)
(3) Change in fair value of marketable securities - equity investees	2,021,727	(2,544,912)	1,152,094	34,432	(980,863)	(967,717)	(28,922)
Common stock for the conversion of convertible bonds issued	9,765,203	3,429,132	-	-	-	-	-
Adjustment due to change in ownership of investee companies	-	2,521,277	(344,213)	(10,287)	(97,621)	263,236	7,867
(4) Treasury stock	597,487	(5,159,240)	(4,599,643)	(137,467)	(238,178)	(2,178,200)	(65,098)
(4) Capital reserve from gain on disposal of treasury stock	2,004,436	20,547	296,018	8,847	38,070	-	-
Cumulative translation adjustment on foreign long-term investment	433,704	(507,778)	(128,841)	(3,850)	230,340	39,214	1,172
(5) Adjustment due to technological know-how contributed to a joint venture investee	-	1,082,349	-	-	-	-	-
(7) Issue new shares for the shares swapped regarding to the merger-par value	-	23,836,503	-	-	-	-	-
(7) Capital reserve due to merger	-	139,987,454	-	-	-	-	-
Shares issued for American Depository Shares	-	38,514,773	147,086	4,396	133,198	-	-
Net income (loss)	4,746,531	27,133,811	(23,246,991)	(694,770)	(7,319,292)	149,562	4,470
Balance at end of the period	89,876,907	326,985,321	349,492,233	10,445,076	327,691,370	339,366,430	10,142,452

Summarized US GAAP balance sheet and income statement information is presented below:

	As of December 31,			As of June 30,	
	2000	2001		2002	
	NT$'000	NT$'000	US$'000	NT$'000	US$'000
Current assets	98,206,937	101,376,483	3,029,781	115,678,259	3,457,210
Noncurrent assets	323,530,876	355,502,958	10,624,715	336,807,510	10,065,975
Current liabilities	46,995,103	34,538,996	1,032,247	35,550,291	1,062,471
Noncurrent liabilities	38,580,034	57,253,331	1,711,098	61,864,981	1,848,924
Minority interests	9,177,355	15,594,881	466,075	15,704,067	469,338

	For the year ended December 31,				For the six-month period ended June 30,		
	1999	2000	2001		2001	2002	
	NT$'000	NT$'000	NT$'000	US$'000	NT$'000	NT$'000	US$'000
Net operating revenues	33,742,426	115,616,117	69,816,030	2,086,552	42,025,693	34,588,520	1,033,727
Cost of goods sold	(25,901,437)	(64,633,209)	(65,668,246)	(1,962,590)	(35,228,311)	(32,988,588)	(985,911)
Operating income (loss)	2,117,323	28,275,413	(24,223,279)	(723,947)	(6,460,449)	(7,448,339)	(222,604)
Net income (loss)	4,746,531	27,133,811	(23,246,991)	(694,770)	(7,319,292)	149,562	4,470

A reconciliation of the significant balance sheet accounts under ROC GAAP to the amounts determined under US GAAP is as follows:

	As of December 31,			As of June 30, 2002	
	2000	2001			
	NT$'000	NT$'000	US$'000	NT$'000	US$'000
Cash and Cash Equivalents:					
As reported under ROC GAAP	62,470,073	76,904,068	2,298,388	84,712,911	2,531,767
Consolidation of unconsolidated subsidiaries	91,297	564,450	16,869	420,201	12,558
Reclassification to marketable securities	(2,211,085)	(19,642,617)	(587,048)	(26,257,683)	(784,748)
As adjusted under US GAAP	60,350,285	57,825,901	1,728,209	58,875,429	1,759,577
Marketable Securities:					
As reported under ROC GAAP	-	1,286,434	38,447	2,110,225	63,067
Consolidation of unconsolidated subsidiaries	31,334	-	-	-	-
Reclassification from cash & cash equivalents	2,211,085	19,642,617	587,048	26,257,683	784,748
Reclassification to long-term investment	-	-	-	(1,995,090)	(59,626)
Investments in marketable securities	12,480	19,868	594	104,402	3,120
As adjusted under US GAAP	2,254,899	20,948,919	626,089	26,477,220	791,309

	As of December 31,			As of June 30, 2002	
	2000	2001			
	NT$'000	NT$'000	US$'000	NT$'000	US$'000
Long-term Investments:					
As reported under ROC GAAP	39,514,759	40,756,678	1,218,072	37,041,493	1,107,038
Consolidation of unconsolidated subsidiaries	(133,631)	(299,951)	(8,964)	(531,966)	(15,898)
Equity investments compensation	(185,497)	(157,231)	(4,699)	(115,944)	(3,465)
Change in fair value of marketable securities	(445,758)	37,000,725	1,105,819	22,177,974	662,821
Treasury stock	(461,682)	(176,221)	(5,267)	(4,381)	(131)
Reclassification from marketable securities	-	-	-	1,995,090	59,626
Equity investments	731,745	915,770	27,369	1,089,462	32,560
As adjusted under US GAAP	39,019,936	78,039,770	2,332,330	61,651,728	1,842,551
Other Assets:					
As reported under ROC GAAP	1,063,524	1,708,359	51,057	1,968,299	58,825
Consolidation of unconsolidated subsidiaries	8,535	2,756	82	1,549	46
As adjusted under US GAAP	1,072,059	1,711,115	51,139	1,969,848	58,871
Goodwill:					
As reported under ROC GAAP	-	-	-	-	-
Goodwill upon conversion of convertible bonds	420,409	325,302	9,722	325,302	9,722
Goodwill due to acquisition	110,551,500	98,268,000	2,936,880	98,268,000	2,936,880
As adjusted under US GAAP	110,971,909	98,593,302	2,946,602	98,593,302	2,946,602
Accrued Expenses:					
As reported under ROC GAAP	4,882,225	5,460,428	163,193	6,727,912	201,073
Consolidation of unconsolidated subsidiaries	1,271	(3,051)	(91)	3,417	102
Accrued interest for convertible bonds	-	-	-	254,879	7,617
Compensation	3,862,709	-	-	141,188	4,220
As adjusted under US GAAP	8,746,205	5,457,377	163,102	7,127,396	213,012
Financial Instrument Liabilities:					
As reported under ROC GAAP	-	-	-	-	-
Bifurcated exchangeable feature in exchangeable bonds	-	-	-	757,271	22,632
As adjusted under US GAAP	-	-	-	757,271	22,632

Cash Flows Information

	For the year ended December 31,				For the six-month period ended June 30,		
	1999	2000	2001		2001	2002	
	NT$'000	NT$'000	NT$'000	US$'000	NT$'000	NT$'000	US$'000
Cash flows from operating activities, ROC GAAP	10,977,372	68,077,184	39,756,351	1,188,175	30,640,398	10,531,947	314,762
Payments made for directors' remuneration	(35,040)	(95,737)	(433,039)	(12,942)	(433,039)	-	-
Difference due to principles in consolidation	245,779	(4,327)	31,012	927	8,172	(31,761)	(949)
Cash flows from operating activities, US GAAP	11,188,111	67,977,120	39,354,324	1,176,160	30,215,531	10,500,186	313,813
Cash flows from investing activities, ROC GAAP	(20,837,249)	(73,682,697)	(43,257,044)	(1,292,799)	(27,460,642)	(5,937,326)	(177,444)
Net effect of certificates of deposit reclassified to marketable securities	5,259,719	66,175	(17,431,532)	(520,966)	(17,434,670)	(6,615,066)	(197,700)
Difference due to principles in consolidation	(1,504,382)	100,628	429,379	12,833	366,348	(100,895)	(3,016)
Cash flows from investing activities, US GAAP	(17,081,912)	(73,515,894)	(60,259,197)	(1,800,932)	(44,528,964)	(12,653,287)	(378,160)
Cash flows from financing activities, ROC GAAP	9,486,358	41,410,673	18,615,496	556,351	12,512,819	3,193,621	95,446
Payments made for directors' remuneration	35,040	95,737	433,039	12,942	433,039	-	-
Difference due to principles in consolidation	163,361	(118,900)	-	-	-	-	-
Cash flows from financing activities, US GAAP	9,684,759	41,387,510	19,048,535	569,293	12,945,858	3,193,621	95,446
Foreign exchange effect, ROC GAAP	377,157	(137,522)	(680,808)	(20,347)	(242,830)	20,601	615
Difference due to principles in consolidation	(3,882)	(88,799)	12,762	381	2,787	(11,593)	(346)
Foreign exchange effect, US GAAP	373,275	(226,321)	(668,046)	(19,966)	(240,043)	9,008	269
Net increase in cash and cash equivalents, ROC GAAP	3,638	35,667,638	14,433,995	431,380	15,449,745	7,808,843	233,379
Net effect of certificates of deposit reclassified to marketable securities	5,259,719	66,175	(17,431,532)	(520,966)	(17,434,670)	(6,615,066)	(197,700)
Difference due to principles in consolidation	(1,099,124)	(111,398)	473,153	14,141	377,307	(144,249)	(4,311)
Net increase (decrease) in cash and cash equivalents, US GAAP	4,164,233	35,622,415	(2,524,384)	(75,445)	(1,607,618)	1,049,528	31,368
Cash and cash equivalents at the beginning of the period, US GAAP	20,563,637	24,727,870	60,350,285	1,803,654	60,350,285	57,825,901	1,728,209
Cash and cash equivalents at the end of the period, US GAAP	24,727,870	60,350,285	57,825,901	1,728,209	58,742,667	58,875,429	1,759,577

ADDITIONAL US GAAP DISCLOSURES

Comprehensive Income

Comprehensive income under ROC GAAP for the years ended December 31, 1999, 2000, 2001 and for the six-month periods ended June 30, 2001 and 2002 and accumulated other comprehensive income balances as of December 31, 1999, 2000, 2001 and June 30, 2001 and 2002 are summarized as follows:

	For the year ended December 31,				For the six-month period ended June 30,		
	1999	2000	2001		2001	2002	
	NT$'000	NT$'000	NT$'000	US$'000	NT$'000	NT$'000	US$'000
Net income (loss) after tax under ROC GAAP	10,497,892	50,780,378	(3,157,302)	(94,361)	4,620,607	4,661,755	139,323
Other comprehensive income (loss):							
Recovery on decline in market value of long-term investment during the period	-	-	-	-	-	-	-
Unrealized holding (loss) gain on investment during the year	(268,988)	(1,194,849)	1,514,297	45,257	(533,818)	-	-
Unrealized holding gain (loss) on investments of invested companies during the year	393,074	(750,982)	280,051	8,370	188,877	150,900	4,510
Cumulative translation adjustment on equity investment	433,704	(511,032)	(184,672)	(5,519)	200,734	134,120	4,008
Other comprehensive income (loss)	557,790	(2,456,863)	1,609,676	48,108	(144,207)	285,020	8,518
Comprehensive income (loss)	11,055,682	48,323,515	(1,547,626)	(46,253)	4,476,400	4,946,775	147,841
Accumulated other comprehensive income (loss) balances:							
Unrealized holding loss on investment during the year	(319,448)	(1,514,297)	-	-	(2,048,115)	-	-
Unrealized holding loss on investments of invested companies during the year	-	(750,982)	(470,931)	(14,074)	(562,105)	(320,031)	(9,565)
Cumulative translation adjustment on equity investment	535,234	24,202	(160,470)	(4,796)	224,936	(26,350)	(788)
Accumulated other comprehensive income (loss)	215,786	(2,241,077)	(631,401)	(18,870)	(2,385,284)	(346,381)	(10,353)

Under ROC tax legislation, companies are not assessed for tax on capital gains (or losses) arising from the sale of investments, as such there is no tax effect recorded for the components of other comprehensive income.

Concentration of credit risk

The Company designs, develops, manufactures and markets a variety of semiconductor products. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts and notes receivable. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with high credit quality financial institution. The Company's revenues and trade accounts and notes receivable are derived primarily from the sale of production foundry wafers, including memory and logic products and wafers. For the year ended December 31, 2001 and for the six-month period ended June 30, 2002, the Company distributes its products on a global basis but mainly to customers in North America (37.81% and 30.43%, respectively), Asia (42.07% and 61.83%, respectively,) and Europe and others (20.12% and 7.74%, respectively). The Company's sales are primarily denominated in currencies other than NT Dollars, primarily US Dollars. Only one customer's revenue represented 11% and 17% of the consolidated revenue for the year ended December 31, 2001 and for the six-month period ended June 30, 2002, respectively. The Company routinely assesses the financial strength of substantially all customers. For significant domestic sale, the Company also required certain collateral to mitigate the credit risk.

Adoption of SFAS No.141 and 142

In June 2001, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives should no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets".

The Company adopted SFAS No.141 & 142 on January 1, 2002. Upon adoption, the Company did not identify additional intangible assets related to previous acquisitions and the goodwill created from the acquisition of the remaining interests in United Semiconductor, United Silicon, UTEK Semiconductor and United Integrated Circuits prior to June 30, 2001 as well as those created from the acquisition of an equity investee were no longer to be amortized but instead subject to impairment test annually or when indication of impairment is noted. Similarly, the goodwill created upon conversion of convertible bonds ceased to be amortized. In connection with SFAS No.142's transitional goodwill impairment evaluation, based on the assessment of the Company, no indication of impairment is noted as of the date of adoption.

As of January 1, 2002, the unamortized goodwill was amounted to NT$98,593 million, and unamortized equity-method goodwill (included in long-term investment) was in the amount of NT$526 million. The information on net income exclusive of amortization expense related to the above mentioned goodwill is presented as follows:

	For the year ended December 31				For the six-month period ended June 30,		
	1999	2000	2001		2001	2002	
	NT$'000	NT$'000	NT$'000	US$'000	NT$'000	NT$'000	US$'000
Net income (loss) as reported under US GAAP	4,746,531	27,133,811	(23,246,991)	(694,770)	(7,319,292)	149,562	4,470
Add back: amortization of goodwill	-	12,332,937	12,377,169	369,909	6,188,585	-	-
Add back: amortization of equity-method goodwill	34,661	131,758	180,811	5,404	90,406	-	-
Adjusted net income	4,781,192	39,598,506	(10,689,011)	(319,457)	(1,040,301)	149,562	4,470
Basic and diluted earnings per share:							
Net income (loss) as reported under US GAAP	0.55	2.20	(1.82)	(0.05)	(0.57)	0.01	-
Goodwill amortization	-	1.00	0.97	0.03	0.48	-	-
Equity-method goodwill amortization	-	0.01	0.01	-	0.01	-	-
Adjusted net income	0.55	3.21	(0.84)	(0.02)	(0.08)	0.01	-

The changes in the carrying amount of goodwill for the six-month period ended June 30, 2002, are as follows:

	Goodwill		Equity-method Goodwill		Total	
	NT$'000	US$'000	NT$'000	US$'000	NT$'000	US$'000
Balance as of January 1, 2002, under US GAAP	98,593,302	2,946,602	526,191	15,726	99,119,493	2,962,328
Goodwill acquired during the six-month period	-	-	-	-	-	-
Impairment losses	-	-	-	-	-	-
Balance as of June 30, 2002 under US GAAP	98,593,302	2,946,602	526,191	15,726	99,119,493	2,962,328

On May 15, 2002, the Company acquired 100% of the interest in UMC BV with a cash consideration of approximately NT$187 million. UMC BV is principally engaged in the business of sales of semiconductor products. The Company expected to develop UMC BV into its major communication channel on sales to Europe.

The estimated fair value of the assets acquired and liabilities assumed at the date of acquisition are summarized as follows:

	At May 15,2002	
	NT$'000	US$'000
Cash and cash equivalents	121,564	3,633
Other current assets	190,218	5,685
Property, plant and equipment	4,348	130
Total assets acquired	316,130	9,448
Current liabilities	128,578	3,843
Long-term debt	-	-
Total liabilities assumed	128,578	3,843
Net assets acquired	187,552	5,605
Consideration paid	187,552	5,605

Adoption of SFAS No.144

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. SFAS No. 144 addresses certain implementation issues related to SFAS No. 121. This Statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for segments of a business to be disposed of. SFAS No. 144 retains the basic provisions of APB Opinion No. 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity, rather than a segment of a business. The adoption of SFAS No. 144 on January 1, 2002 did not have any material effect on the Company' s financial position or results of operations.

New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company is currently evaluating the effect that implementation of the new standard will have on its financial position, results of operations, and cash flows.

In May 2002, the FASB issued SFAS No.145, "Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections." This Statement was effective for the Company during the six-month period ended June 30, 2002 and did not have any material effect on the earnings or financial position of the Company for the six months then ended.

EXHIBITS

- Consents of PricewaterhouseCoopers
- Consent of Diwan, Ernst & Young
- Consent of PricewaterhouseCoopers LLP
- Consent of ChuoAoyama Audit Corporation
- Consents of C.G. Uhlenberg LLP
- Independent Auditor's Report of Unipac Optoelectronics Corporation by Diwan, Ernst & Young (7)
- Independent Auditor's Report of Novatek Microelectronics Corporation by Diwan, Ernst & Young (8)
- Independent Auditor's Report of Integrated Technology Express Inc. by Diwan, Ernst & Young (9)
- Independent Auditor's Report of Faraday Technology Corporation by Diwan, Ernst & Young (10)
- Independent Auditor's Report of Mediatek Incorporation by Diwan, Ernst & Young (11)
- Independent Auditor's Report of Hsun Chieh Investment Co., Ltd. by Diwan, Ernst & Young (12)
- Independent Auditor's Report of United MicroMachining Corporation by C.G. Uhlenberg LLP (13)
- Independent Auditor's Report of AMIC Technology, Inc. by C.G. Uhlenberg LLP (14)
- Independent Auditor's Report of AMIC Technology (Taiwan) Incorporation by Diwan, Ernst & Young (15)

---

(7) Incorporated by reference to Exhibit 99.1 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(8) Incorporated by reference to Exhibit 99.2 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(9) Incorporated by reference to Exhibit 99.3 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(10) Incorporated by reference to Exhibit 99.4 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(11) Incorporated by reference to Exhibit 99.5 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(12) Incorporated by reference to Exhibit 99.6 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(13) Incorporated by reference to Exhibit 99.7 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(14) Incorporated by reference to Exhibit 99.8 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(15) Incorporated by reference to Exhibit 99.10 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: Sep 24 '02

By [signature]

Stan Hung

Chief Financial Officer

EXHIBITS

- Consents of PricewaterhouseCoopers
- Consent of Diwan, Ernst & Young
- Consent of PricewaterhouseCoopers LLP
- Consent of ChuoAoyama Audit Corporation
- Consents of C.G. Uhlenberg LLP
- Independent Auditor's Report of Unipac Optoelectronics Corporation by Diwan, Ernst & Young (7)
- Independent Auditor's Report of Novatek Microelectronics Corporation by Diwan, Ernst & Young (8)
- Independent Auditor's Report of Integrated Technology Express Inc. by Diwan, Ernst & Young (9)
- Independent Auditor's Report of Faraday Technology Corporation by Diwan, Ernst & Young (10)
- Independent Auditor's Report of Mediatek Incorporation by Diwan, Ernst & Young (11)
- Independent Auditor's Report of Hsun Chieh Investment Co., Ltd. by Diwan, Ernst & Young (12)
- Independent Auditor's Report of United MicroMachining Corporation by C.G. Uhlenberg LLP (13)
- Independent Auditor's Report of AMIC Technology, Inc. by C.G. Uhlenberg LLP (14)
- Independent Auditor's Report of AMIC Technology (Taiwan) Incorporation by Diwan, Ernst & Young (15)

---

(7) Incorporated by reference to Exhibit 99.1 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(8) Incorporated by reference to Exhibit 99.2 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(9) Incorporated by reference to Exhibit 99.3 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(10) Incorporated by reference to Exhibit 99.4 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(11) Incorporated by reference to Exhibit 99.5 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(12) Incorporated by reference to Exhibit 99.6 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(13) Incorporated by reference to Exhibit 99.7 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(14) Incorporated by reference to Exhibit 99.8 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(15) Incorporated by reference to Exhibit 99.10 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.

EXHIBIT



資誠會計師事務所

新竹市科學園區創新一路11號2樓
2F, 11 Innovation Road 1,
Hsinchu, Taiwan, R.O.C.
Tel : (03)578-0205
Fax : (03)577-7985

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use in this Form 6-K of our report dated July 25, 2000 relating to the financial statements of United Microelectronics Corporation and Subsidiaries for the year ended December 31, 1999.

PricewaterhouseCoopers
Taipei, Taiwan

September 24, 2002

PRICEWATERHOUSECOOPERS

資誠會計師事務所

新竹市科學園區創新一路11號2樓
2F, 11 Innovation Road 1,
Hsinchu, Taiwan, R.O.C.
Tel : (03)578-0205
Fax : (03)577-7985

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Form 6-K of our report dated January 21, 2000 relating to the financial statements of United Semiconductor Corporation for the year ended December 31, 1999.

PricewaterhouseCoopers

PricewaterhouseCoopers
Taipei, Taiwan

September 24, 2002

DIWAN, ERNST & YOUNG
致遠會計師事務所

9th Floor
International Trade Bldg.
Taipei World Trade Center
333 Keelung Rd., Sec. 1
Taipei 110, Taiwan, R.O.C.
台北市基隆路一段333號9樓

Phone: 886 2 2720 4000
Fax : 886 2 2757 6050

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our reports with respect to the financial statements of the following Companies:

Date of Report	Name of Company
July 17, 2002	United Microelectronics Corporation
January 15, 2000	United Silicon Incorporated
January 19, 2000	UTEK Semiconductor Corporation
January 24, 2000	Unipac Optoelectronics Corporation
January 11, 2000	Novatek Microelectronics Corporation
January 11, 2000	Mediatek Incorporation
January 14, 2000	Integrated Technology Express Incorporation
January 22, 2000	Hsun Chieh Investment Co., Ltd.
January 12, 2000	Faraday Technology Corporation
January 15, 2000	United Integrated Circuits Corporation
January 7, 2000	AMIC Technology (Taiwan) Incorporation

All are used or referred to in the Form 6-K filed by United Microelectronics Corporation.



Taipei, Taiwan,
Republic of China
September 24, 2002

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Form 6-K filed by United Microelectronics Corporation of our report dated January 12, 2001 relating to the financial statements prepared in accordance with accounting principles generally accepted in the United States of America of UMC Group (USA) as of and for the year ended December 31, 2000.



PricewaterhouseCoopers LLP
San Jose, California
September 23, 2002

ChuoAoyama Audit Corporation



Kasumigaseki Bldg. 32nd Floor
3-2-5, Kasumigaseki, Chiyoda-ku
Tokyo 100-6088, Japan

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the reference to our report dated January 17, 2001 on the financial statements of UMCJ, formerly known as Nippon Foundry Inc., as of and for the year ended December 31, 2000 in the Form 6-K filed by United Microelectronics Corporation.

ChuoAoyama Audit Corporation

ChuoAoyama Audit Corporation

Tokyo Japan
September 24, 2002



C. G. UHLENBERG LLP

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

ROBERT E. BARSANTI, C.P.A. PEGGY H. CHEN, C.P.A. JEFFREY J. IRA, C.P.A. KATHERINE CHAO, C.P.A.

Board of Directors
United Microelectronics Corporation
No. 3, Li-Hsin Road, II
Science-Based Industrial Park
Hsin-Chu City, 30077
Taiwan, ROC

Ladies and Gentlemen:

We hereby consent to the reference to our report dated January 7, 2000 relating to the financial statements of AMIC Technology, Inc. and subsidiary, as of and for the year ended December 31, 1999 in the Form 6-K filed by United Microelectronics Corporation.

C. G. Uhlenberg LLP

Redwood City, California
September 24, 2002

647 Veterans Boulevard • Redwood City, CA 94063 • Phone (650) 365-2323 • Fax (650) 365-8394
46732 Fremont Boulevard • Fremont, CA 94538 • Phone (510) 770-8680 • Fax (510) 770-8685

www.cgucpa.com



C. G. UHLENBERG LLP

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

ROBERT E. BARSANTI, C.P.A. PEGGY H. CHEN, C.P.A JEFFREY J. IRA, C.P.A. KATHERINE CHAO, C.P.A.

Board of Directors
United Microelectronics Corporation
No. 3, Li-Hsin Road, II
Science-Based Industrial Park
Hsin-Chu City, 30077
Taiwan, ROC

Ladies and Gentlemen:

We hereby consent to the reference to our report dated January 6, 2000 relating to the financial statements of United MicroMachining Corporation, as of and for the year ended December 31, 1999 in the Form 6-K filed by United Microelectronics Corporation.

C. G. Uhlenberg LLP

Redwood City, California
September 24, 2002

647 Veterans Boulevard • Redwood City, CA 94063 • Phone (650) 365-2323 • Fax (650) 365-8394
46732 Fremont Boulevard • Fremont, CA 94538 • Phone (510) 770-8680 • Fax (510) 770-8685

www.cgucpa.com